SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

Innotrac Corporation
(Name of Subject Company)

Innotrac Corporation
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)
45767M 109
(CUSIP Number of Class of Securities)
Stephen G. Keaveney
Chief Financial Officer and Secretary
Innotrac Corporation
6465 East Johns Crossing
Johns Creek, GA 30097
(678) 584-4000
(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
1100 Peachtree St., Suite 2800
Atlanta, GA 30309
(404) 815-6500

☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
  Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Innotrac Corporation, a Georgia corporation (the “Company,” “Innotrac,” “we” or “us”). The Company’s principal executive offices are located at 6465 E. Johns Crossing, Johns Creek, GA 30097, and its telephone number is (678) 584-4000.
Securities
The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.10 per share (the “Common Stock”). As of the close of business on December 2, 2013, there were 13,245,440 shares of Common Stock issued and outstanding (including 907,304 unvested shares of restricted Common Stock (the “Restricted Stock”)).
Item 2.
  Identity and Background of Filing Person
Name and Address
The Company is the subject company, and the person filing this Statement. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is http://www.innotrac.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Statement and are not incorporated herein by reference.
Offer
This Statement relates to the cash tender offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) for all of the outstanding shares of Common Stock. On December 4, 2013, Purchaser and its direct owner, Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), along with certain of their affiliates, filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Schedule TO”). Parent, Purchaser and their affiliates listed as other filing persons with respect to the Schedule TO are affiliates of Sterling Partners, a private equity firm (“Sterling”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $8.20 per share (the “Offer Price”), in cash, subject to required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 14, 2013, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and satisfaction or, if permissible, waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent (the “Surviving Corporation”).
The Merger Agreement provides that, promptly following the expiration of the Offer, Purchaser will accept and promptly pay for each share of Common Stock validly tendered, and not withdrawn, pursuant to, and subject to the satisfaction or waiver, as applicable, of the conditions to the Offer set forth in the Merger Agreement, including: (i) the condition that the number of shares validly tendered and not withdrawn would represent as of the expiration of the Offer, (a) a majority of the shares of Common Stock outstanding on a fully-diluted basis, including in this case shares to be contributed to Parent by Mr. Scott

D. Dorfman, the Company’s Chairman, President and Chief Executive Officer and largest shareholder, and certain related shareholders pursuant to the Contribution and Support Agreement described in Item 3 of this Statement below (the “Contributed Shares”), and (b) a majority of the shares outstanding on a fully-diluted basis, other than the Contributed Shares, which represent all of the shares beneficially owned by Mr. Dorfman; and (ii) other customary closing conditions as set forth in the Merger Agreement, including obtaining certain third party consents, the absence of a material adverse change and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Neither the Offer nor the Merger is subject to any financing condition.
In the event that the Offer is not completed, or if after the Offer is completed Purchaser does not own at least 90% of the outstanding shares of Common Stock (including the Contributed Shares and shares issued to Purchaser in connection with the exercise of the Top-Up Option described in Item 8 of this Statement), the Merger will only be consummated if the Company’s shareholders have adopted and approved the Merger Agreement at a meeting of shareholders. In the event a shareholder meeting is held, the Merger Agreement will be adopted and the Merger will be approved if (i) at least a majority of the outstanding shares vote in favor of adopting the Merger Agreement and approving the Merger and (ii) at least a majority of the outstanding shares (excluding the Contributed Shares, which represent all of the shares beneficially owned by Mr. Dorfman) vote in favor of adopting the Merger Agreement and approving the Merger. In the event a shareholder meeting is required to complete the Merger, the consummation of the Merger will be subject to closing conditions similar to those for the Offer, except that there is an additional condition in such case that the number of shares with respect to which shareholders have demanded statutory dissenters’ rights under Article 13 of the Georgia Business Corporations Code (the “GBCC”) does not exceed 5% of the number of shares outstanding as of the date of the Merger Agreement. In the Merger, whether completed pursuant to the “short form” procedures without a shareholder vote (as described in Item 8 of this Statement) or after shareholder approval, each outstanding share of Common Stock (other than (i) shares owned by Parent, Purchaser, the Company or any Company subsidiary and (ii) shares as to which dissenters’ rights have been perfected (and not waived, withdrawn or lost) in accordance with applicable law) will be converted into the right to receive cash in an amount equal to the Offer Price.
According to the Schedule TO, the business address of each of Parent, Purchaser and the other filing persons is 401 N. Michigan Avenue, Suite #3300, Chicago, Illinois 60611, and their telephone number is (312) 465-7000.
Item 3.
  Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Item 3, as set forth in the portions of the Company’s most recent proxy statement related to the election of its directors filed herewith as Exhibit (e)(14) and incorporated by reference herein or as otherwise incorporated by reference herein, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii)  Sterling, Parent, Purchaser or their respective executive officers, directors or affiliates.
Arrangements Among the Company and Parent, Purchaser and/or Other Sterling Affiliates
   Merger Agreement
On November 14, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. That summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been attached to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser. In particular, the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, and may be intended not as statements of fact, but rather as a way of allocating risk between the Company, Parent and Purchaser if those statements prove to be inaccurate. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. The schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those which are applicable to the Company’s shareholders. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.
   Equity Commitment Letter
In connection with the Merger Agreement, another Sterling affiliate, Sterling Capital Partners IV, L.P. (the “Guarantor”), delivered to Parent and the Company a letter dated November 14, 2013 (the “Equity Commitment Letter”) in which the Guarantor committed, subject to the conditions set forth therein, to purchase equity securities of Parent in an aggregate amount of $119 million to allow Parent to pay in full all amounts required to be paid by Parent and Purchaser in connection with the consummation of the Merger. The obligation of the Guarantor to fund its commitment will terminate if the Merger Agreement terminates. The Guarantor also irrevocably and unconditionally guaranteed the performance of Parent and Purchaser of the terms and provisions of the Merger Agreement in the Equity Commitment Letter. Either Parent or the Company may enforce the Equity Commitment Letter against the Guarantor. The Guarantor’s obligations under the Equity Commitment Letter are conditioned upon the satisfaction or waiver of the conditions to Parent’s and Purchaser’s performance under the Merger Agreement.
The foregoing description of the material terms of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(2) hereto, and is incorporated by reference herein.
   IPOF Fund Support Agreement
From 2003 through 2005, IPOF L.P., IPOF Fund, and IPOF Fund II, L.P (collectively, the “IPOF Fund”) acquired shares of Common Stock through a series of open market purchases. The IPOF Fund has informed the Company that it currently owns 4,086,644 shares of Common Stock, or approximately 30.9% of the total shares of Common Stock outstanding. In December 2005, certain investors in the IPOF Fund brought a lawsuit against the promoter of the IPOF Fund alleging that the promoter engaged in fraud and violated federal and state securities laws in connection with his operation of the IPOF Fund. This litigation is captioned Gordon, et al. v. Dadante, et al., and is pending in the United States District Court for the Northern District of Ohio. In December 2005, a receiver (the “Receiver”) was appointed by the court to identify and administer the assets owned by the IPOF Fund, including the shares of Common Stock. The court has indefinitely restricted the financial institutions holding shares of Common Stock owned by the IPOF Fund in margin accounts from selling any of these shares, although the Receiver has informed the Company that these shares currently represent only approximately 10% of the total shares held by the IPOF Fund. The court has permitted open market sales by the Receiver as he may in his sole discretion determine to be consistent with his duty to maximize the value of the assets of IPOF Fund, and as warranted by market conditions. The Receiver has indicated to the Company in the past that he does not intend to direct any open market sales except in circumstances in which he believes that there would be no material adverse impact on the market price for the Company’s shares, although the Company has noted that, in the absence of a sale of the Company, there may not be any practical means of affording the Receiver an effective method of disposing of the IPOF Fund’s shares without adversely affecting the market price.
In 2006 and 2007, certain investors in the IPOF Fund asserted claims against the Company and/or certain of its officers and directors in separate actions. These actions were captioned Small, et al. v. Regalbuto, et al., which asserted claims against the Company, and Amantea, et al. v. Innotrac, Inc., et al., which asserted claims against the Company and certain current and former officers and directors of the Company, both in the United States District Court for the Northern District of Ohio. The matters were stayed by that court shortly after they were filed. In separate orders entered in 2010, the court dismissed the Small, et al. v Regalbuto, et al. and Amantea, et al. v. Innotrac, Inc., et al. actions, without prejudice, subject to being reopened upon written motion to the court.

On November 14, 2013, the Company and the Parent entered into a support agreement (the “IPOF Agreement”) with the Receiver. The IPOF Agreement provides that, upon the terms and subject to the conditions set forth in the IPOF Agreement, the Receiver shall tender the shares owned by the IPOF Fund in the Offer and thereby receive the Offer Price from the Purchaser in the Offer. The IPOF Agreement also requires the Receiver to file a motion with the court requesting that the court (i) grant conditional and final approval of the IPOF Agreement, (ii) grant conditional and final approval of the sale of the shares owned by the IPOF Fund and (iii) issue a bar order pursuant to which all other participants in any litigation involving the IPOF Fund are barred from pursuing any claims against the Company or any of its affiliates.
The Receiver subsequently filed such motion, and on November 18, 2013, the court granted conditional approval of the IPOF Agreement. A hearing on the Receiver’s motion for final approval is currently set for December 17, 2013.
The IPOF Agreement will only be effective if the court overseeing the IPOF Fund receivership approves the IPOF Agreement and the sale of the shares owned by the IPOF Fund pursuant to the Merger Agreement, and the IPOF Agreement will terminate if the Merger Agreement terminates or if the Board of Directors of the Company (the “Board”) no longer recommends the Merger to the shareholders.
The foregoing description of the material terms of the IPOF Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IPOF Agreement, which is filed as Exhibit (e)(3) hereto, and is incorporated by reference herein.
   Confidentiality Agreement
On August 8, 2013, prior to Sterling receiving confidential information about the Company in connection with the strategic process described in Item 4 below, the Company and another Sterling affiliate, Sterling Fund Management, LLC (“Sterling Fund Management”), entered into a confidentiality agreement (the “Confidentiality Agreement”) with the Company pursuant to which Sterling Fund Management agreed, among other things, and subject to the exceptions set forth therein: (i) to retain in strict confidence the Company’s confidential information and only to use such information in connection with consideration of a transaction with the Company; (ii) not to employ, solicit or divert, for 18 months following the date of the Confidentiality Agreement, any senior management employee of the Company, or any other Company employee with whom Sterling Fund Management or its affiliates had non-incidental direct contact and about whom they first become aware during their evaluation of a transaction; (iii) pursuant to a “standstill” provision, for a period of one year following the date of the Confidentiality Agreement, to refrain from taking various actions, whether directly or indirectly, to acquire some or all of the voting securities or assets of the Company or otherwise to seek control over the Company outside of the transactions contemplated by the Merger Agreement, without the consent of the Company; and (iv) to refrain from entering into any discussions, negotiations, agreements or understandings with any other person (other than Sterling Fund Management’s representatives) with respect to a transaction with the Company, or any agreement, arrangement or any other understanding with any potential financing source that may reasonably be expected to limit, restrict, restrain or otherwise impair the ability of such financing source to provide financing or other assistance to any other party in a transaction with the Company. Certain of Sterling Fund Management’s affiliates and representatives are subjected to the requirements of the Confidentiality Agreement. The Confidentiality Agreement terminates two years from its date, except for provisions subject to a shorter term, and except for the Company’s “trade secrets” under applicable law, with respect to which the confidentiality and use obligations continue.
The foregoing description of the material terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(13) hereto, and is incorporated by reference herein.
Arrangements Affecting the Company’s Executive Officers and Directors
Certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s shareholders generally. In considering the recommendations of the Board, including that you tender your shares of Common Stock into the Offer, you should be aware of these interests. In reaching their decisions to make their respective recommendations and determination, the Strategic Alternatives Review Committee of the Board of Directors (the “Special Committee”) and the Board were aware of these interests and considered them, along with other matters described below in Item 4 of this Statement. As described in more detail below, these interests include, among other matters:
•
  The Contribution and Support Agreement among Parent and the Company’s Chairman, President, Chief Executive Officer and principal shareholder, Scott D. Dorfman, and certain related shareholders;
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  The Subscription and Support Agreements between Parent and each of Robert J. Toner, the Company’s Senior Vice President and Chief Operating Officer, and Larry C. Hanger, the Company’s Senior Vice President for Client Services;
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  New post-closing employment arrangements for the Company’s executive officers and a transaction success bonus for one executive officer;
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  An amended and restated airplane lease (effective post-closing) between the Company and an affiliate of Mr. Dorfman;
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  The entry of a bar order by the court overseeing the IPOF Fund receivership barring parties to the IPOF Fund-related litigation described above from pursuing claims against the Company’s executive officers and directors; and
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  The treatment of Company stock options and Restricted Stock in the Merger; and
•
  The continuation of certain director and officer indemnification, exculpation and insurance benefits.
Certain additional information about the Company’s directors and executive officers is set forth in Item 8 of this Statement.
   Cash Proceeds for Shares Owned by Executive Officers and Directors
In addition to arrangements in which the interests of the Company’s executive officers and directors may differ from those of shareholders generally, the Company’s executive officers and directors, as with all shareholders generally, will be entitled to receive the Offer Price for each share of Common Stock they either tender in the Offer, or that is converted pursuant to the Merger (however, Mr. Dorfman and certain related shareholders, as well as certain other executive officers, have committed to refrain from tendering their shares in the Offer as explained below under “— Contribution and Support Agreement” and “— Subscription and Support Agreements”). The consideration payable in the Offer and the Merger to the Company’s executive officers and directors based on the shares they beneficially own (excluding Restricted Stock and stock options, which are addressed below, and without giving effect to any withholding, or to the commitment of Mr. Dorfman and related shareholders to contribute the Contributed Shares to Parent pursuant to the Contribution Agreement discussed below) is as follows:
Cash Proceed for Owned Shares

Name and Title	Number of Shares	Consideration
Scott D. Dorfman, Chairman, President and Chief Executive Officer	5,489,462	$45,013,588
Robert J. Toner, Senior Vice President and Chief Operating Officer	17,519	$143,656
Larry C. Hanger, Senior Vice President — Client Services	17,445	$143,049
Bruce V. Benator, Director	1,000	$8,200
Joel E. Marks, Director	30,000	$246,000
   Treatment of Restricted Stock and Stock Options in the Merger
In connection with the transactions contemplated by the Merger Agreement, the Company has agreed to take actions to provide that:
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  immediately following the closing of the Offer (or immediately prior to the effective time of the

Merger in the event shareholder approval is needed to consummate the Merger), each outstanding share of Restricted Stock issued under the Company’s stock incentive plans that remains unvested (other than dissenting shares or shares owned by Parent or Purchaser) shall automatically vest, be cancelled and cease to exist and shall be converted into the right to receive the Offer Price; and
•
  immediately following the closing of the Offer (or as of the effective time of the Merger in the event shareholder approval is needed to consummate the Merger), each outstanding stock option issued under the Company’s stock incentive plans shall vest if not then vested, be cancelled and cease to exist and shall be converted into the right to receive the difference between the exercise price of the option and the Offer Price.
The Compensation Committee of the Board approved the treatment of Restricted Stock and stock options provided in the Merger Agreement on November 14, 2013.
The following table sets forth the expected consideration that the Company’s executive officers and director would receive for their shares of Restricted Stock and stock options (all of which options are vested) pursuant to the provisions described above (without giving effect to any withholding, or to any contributions or subscriptions described below under “— Contribution and Support Agreement” and “— Subscription and Support Agreements”).
Conversion of Restricted Stock and Stock Options

	Restricted Stock		Stock Options
Name and Title	Number	Consideration	Number	Consideration
Scott D. Dorfman, Chairman, President and Chief Executive Officer	350,000	$2,870,000	—	—
Robert J. Toner, Senior Vice President and Chief Operating Officer	213,652	$1,751,945	50,000	$182,000
Larry C. Hanger, Senior Vice President — Client Services	158,652	$1,300,946	50,000	$182,000
Christine A. Herren, Senior Director and Corporate Controller	—	—	40,000	$171,700
Bruce V. Benator, Director	45,000	$369,000	30,000	$118,300
James W. Childs, Director	20,000	$164,000	—	—
Thomas J. Marano, Director	45,000	$369,000	30,000	$118,300
Joel E. Marks, Director	45,000	$369,000	30,000	$118,300
   Contribution and Support Agreement
On November 14, 2013, in connection with the Merger Agreement, Mr. Dorfman, together with individuals and entities related to Mr. Dorfman, entered into a Contribution and Support Agreement (the “Contribution Agreement”) with Parent. Pursuant to the Contribution Agreement, upon the terms and subject to the conditions set forth therein, Mr. Dorfman and certain related shareholders have agreed, subject to the conditions specified therein, to contribute all of their shares of Common Stock, constituting approximately 44.1% of the outstanding shares, in exchange for preferred limited partnership interests in Parent. Immediately following the Merger, Mr. Dorfman and such related investors have agreed to sell to affiliates of Parent approximately 69% of the preferred limited partnership interests they acquired in Parent pursuant to the Contribution Agreement for an aggregate purchase price of approximately $32.9 million, which is equivalent to the amount that such shareholders would have received had they tendered that same percentage of their shares of Common Stock in the Offer at the $8.20 per share Offer Price. As a result of, and following, the foregoing transactions, it is expected that Mr. Dorfman and the related shareholders will own approximately 19.5% of the fully-diluted equity interests of Parent following the Merger (i.e., giving effect to the issuance of all common limited partnership units of Parent issuable upon exercise of options to be awarded by Parent upon the closing of the Merger, or upon exercise of options that may be awarded thereafter).
The preferred limited partnership interests will accrue a preferred return of 8% per annum, compounded quarterly, and are expected to represent approximately 90% of the equity interests in Parent on a fully-diluted basis. Common limited partnership interests in Parent, issuable upon exercise of options, will represent approximately 10% of the equity interests in Parent on a fully-diluted basis. Upon any distributions to the limited partners, each holder of preferred interests will be entitled to receive an amount equal to such holder’s unpaid preferred return as of the date of such distribution and the amount of any unpaid capital contributions made by such holder as of the date of such distribution before any holders of common interests are entitled to receive any distributions. After each preferred interest holder has received an amount equal to such holder’s unpaid preferred return and unpaid capital contributions, such holder will be entitled to participate in the distribution of any remaining amounts on a pro rata basis with the other holders of preferred and common interests.
In addition, pursuant to the Contribution Agreement, each of Mr. Dorfman and the related shareholders has agreed not to tender any of their shares into the Offer without the prior written consent of Parent. Each such shareholder has also agreed to vote all shares beneficially owned or controlled by such shareholder in connection with any meeting of the Company’s shareholders or any action by written consent in lieu of a meeting of shareholders as follows (and each of Mr. Dorfman and the related shareholders party to the Contribution Agreement has granted Parent and its designees an irrevocable proxy with respect to such matters):
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  in favor of the approval of the Merger Agreement and the transactions contemplated thereby and any other actions or proposals required, or submitted for approval at any meeting of the Company’s shareholders, in order to consummate the transactions contemplated by the Merger Agreement;
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  against any proposal presented to the Company’s shareholders for approval if the action, transaction or agreement that is the subject of such proposal following approval by the shareholders would reasonably be expected, directly or indirectly, to result in a breach by the Company of any of its representations, warranties or obligations under the Merger Agreement;
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  against any alternative takeover proposal or any agreement relating to an alternative takeover proposal;
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  against any nominee for election to the Board other than Mr. Dorfman or any other person nominated by the Board or any committee thereof; and
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  against any proposal, action or agreement that would result in any of the conditions to the consummation of the Merger not being fulfilled or satisfied.
Except as permitted pursuant to the Merger Agreement, each of Mr. Dorfman and the related shareholders has agreed not to:
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  sell, transfer, tender, pledge, encumber, assign or otherwise dispose of his, her or its shares except with Parent’s prior written consent (other than estate planning transfers to certain permitted transferees who agree to be bound by the Contribution Agreement);
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  acquire, offer to acquire, or agree to acquire any assets of the Company or its subsidiaries;
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  participate in any solicitation for proxies (other than in support of the Merger Agreement and the transactions contemplated thereby);
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  make any public announcement with respect to, or submit a proposal or offer for, any extraordinary transaction involving the Company or its subsidiaries;
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  form, join or in any way participate in a “group” in connection with any of the foregoing;
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  seek to have any of the foregoing restrictions modified or waived; or
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  otherwise take any actions with the purpose of avoiding or circumventing the foregoing restrictions.
The Contribution Agreement will terminate upon certain circumstances, including termination of the Merger Agreement; however Mr. Dorfman’s and each of the related shareholder’s voting and standstill obligations continue for 18 months following the termination of the Merger Agreement in connection with a Board recommendation change in response to an “intervening event.”

The foregoing description of the material terms of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit (e)(4) hereto, and is incorporated by reference herein.
   Subscription and Support Agreements
On November 14, 2013, Messrs. Toner and Hanger entered into subscription and support agreements (the “Subscription Agreements”) with Parent pursuant to which they have agreed to invest 25% of the after-tax proceeds they receive as a result of the Merger (approximately $219,500 with respect to Mr. Toner and approximately $278,900 with respect to Mr. Hanger) into the Parent’s preferred limited partnership interests (described above). It is expected that these investments will result in Messrs. Toner and Hanger each acquiring less than one percent of the fully-diluted equity interests of Parent as of the closing of the Merger.
Under the Subscription Agreements, Messrs. Hanger and Toner are subject to the same voting and standstill requirements as Mr. Dorfman and the related shareholders under the Contribution Agreement described above. Each Subscription Agreement may be terminated under the same circumstances as the Contribution Agreement.
The foregoing description of the material terms of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of Messrs. Toner’s and Hanger’s Subscription Agreements, which are filed as Exhibits (e)(11) and (e)(12) hereto, respectively, and are incorporated by reference herein.
   New Employment Arrangements for Executive Officers
On November 14, 2013, Messrs. Dorfman, Toner and Hanger and the following additional executive officers of the Company — Stephen G. Keaveney, Chief Financial Officer and Corporate Secretary, and Edgar L. Ringer, Senior Vice President and Chief Information Officer — entered in employment agreements with the Company, which become effective upon the consummation of the Merger (the “Employment Agreements”). These agreements were approved by the Compensation Committee of the Board on November 14, 2013.
The Employment Agreements provide for the following initial base salaries: $426,950 (Mr. Dorfman), $300,000 (Mr. Toner), $236,950 (Mr. Hanger), $250,000 (Mr. Keaveney), and $215,000 (Mr. Ringer); customary employee benefits; customer and employee non-solicitation covenants with a post termination period of 24 months; and non-compete covenants with a post termination period of 24 months in the case of Mr. Dorfman, and 12 months in the case of the other executives. The Employment Agreements also provide for establishment of an incentive bonus plan, but do not specify bonus opportunity amounts.
The Employment Agreements provide for “at will” employment, but upon termination without “cause” or a resignation for a “good reason” (both as defined in the Employment Agreements), the executives will be entitled to severance compensation including salary continuation and continuation of health and welfare benefit during their respective severance period (18 months for Mr. Dorfman, six months for Mr. Ringer and nine months for the remaining executives).
Pursuant to the Employment Agreements, the executives other than Mr. Dorfman will receive options to acquire common limited partnership interests of Parent (described above under “— Contribution and Support Agreement”), subject to a four year vesting schedule, in amounts equal to 2.0%, 1.25%, 1.25%, and 0.5% of the fully-diluted outstanding equity of Parent as of the effective time of the Merger (i.e., giving effect to the exercise of all common limited partnership unit options issued or issuable), for Messrs. Toner, Hanger, Keaveney and Ringer, respectively. Any unvested options will be forfeited upon a termination of employment for any reason, and all vested and unvested options will be subject to forfeiture and cancellation upon a termination for cause.
Mr. Dorfman’s Employment Agreement additionally provides him with use of a company car and reimbursement of annual dining club dues.
As of the effective time of the Merger, the Employment Agreements replace any previous employment agreements such executives had with the Company. The current employment arrangements that certain executive officers have with the Company are described under the subheading “Employment Agreements with Named Executive Officers” in the Company’s proxy statement with respect to its 2013 annual meeting of shareholders first mailed to shareholders on or about April 29, 2013, relevant portions of which are filed with this Statement as Exhibit (e)(14), and are incorporated by reference herein.
The foregoing description of the material terms of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits (e)(6) (Mr. Dorfman), (e)(7) (Mr. Toner), (e)(8) (Mr. Hanger), (e)(9) (Mr. Keaveney) and (e)(10) (Mr. Ringer) hereto, and are incorporated by reference herein.
   Transaction Success Bonus for Mr. Keaveney
In addition, on November 14, 2013, the Compensation Committee approved a transaction success cash bonus for Mr. Keaveney, payable at the discretion of the Compensation Committee if the Merger is consummated. While the bonus is discretionary, it is expected that based on the total consideration to be delivered pursuant to the Offer and the Merger that Mr. Keaveney’s indicated bonus would be $200,000.
   Golden Parachute Compensation
The table below shows the compensation that is based on or otherwise relates to the Offer and the Merger that is potentially payable to the Company’s “named executive officers” (as defined in Item (m)(2)(i) and (ii) of the SEC’s Regulation S-K) identified in the proxy statement related to the Company’s most recent annual meeting of shareholders, as required by Item 402(t) of the SEC’s Regulation S-K.
As discussed above under “— New Employment Arrangements for Executive Officers,” the named executive officers are currently parties to employment agreements. The current agreements provide certain benefits in the event of a change-in-control; however, as described above, the named executive officers have entered into new employment agreements that are effective as of the closing of the Merger and will supersede the existing employment agreements at such time. Consequently, if the Merger closes, the existing employment agreements will be of no effect. The summaries of the current employment agreements appear in the Company’s 2013 annual meeting proxy statement, relevant portions of which are filed with this Statement as Exhibit (e)(14), and are incorporated by reference herein.
The compensation reported below consequently is limited to the aggregate value of shares of Restricted Stock and stock options converted in the Merger as described above under “— Treatment of Restricted Stock and Stock Options in the Merger.” The amounts reported do not give any effect to any withholding, or to any contributions or subscriptions described above under “— Contribution and Support Agreement” and “— Subscription and Support Agreements”.
Golden Parachute Compensation

Name	Cash	Equity	Pension/ NQDC	Perquisites/ Benefits	Tax Reimbursement	Other	Total
Scott D. Dorfman	—	$2,870,000	—	—	—	—	$2,870,000
Robert J. Toner	—	$1,933,945	—	—	—	—	$1,933,945
Larry C. Hanger	—	$1,482,946	—	—	—	—	$1,482,946
   Airplane Lease
On November 14, 2013, the Company entered into an amended and restated aircraft lease with an affiliate of Mr. Dorfman, to be effective upon the consummation of the Merger (the “Airplane Lease”). The Compensation Committee of the Board approved the Airplane Lease. The Airplane Lease provides for a nonexclusive lease by the Company of an airplane owned by Mr. Dorfman’s affiliate at an annual rent of $360,000, subject to an annual 2.5% increase during the term.
The lessor is responsible for all maintenance of the airplane and certain fixed and variable costs of operating the airplane, including hangarage, maintenance and inspections, overhauls, oil and other lubricants. The Company is responsible for insurance, the costs of fuel and oil required for operation of

Company flights, locating and retaining all flight crew and miscellaneous out-of-pocket operational expenses, including landing fees, ramp fees, de-icing costs, contaminant recovery costs, in-flight entertainment and telecommunications charges, ground transportation, flight crew travel expenses and similar items.
The Airplane Lease expires on August 31, 2022 unless terminated earlier. The foregoing description of the material terms of the Airplane Lease does not purport to be complete and is qualified in its entirety by reference to the full text of the Airplane Lease, which is filed as Exhibit (e)(5) hereto, and is incorporated by reference herein.
   IPOF Agreement
If the Merger is consummated, it is contemplated that claims against the Company and its officers and directors arising from the IPOF Fund-related litigation will be barred pursuant to the IPOF Agreement described in more detail above.
   Indemnification, Exculpation and Directors’ and Officers’ Insurance
The Merger Agreement requires that, from and after the effective time of the Merger and for a period of six years thereafter, Parent and the Company shall indemnify and hold harmless each current or former director or officer of the Company with respect to all losses they incur in connection with any claim, suit, action, proceeding or investigation based on or arising out of such indemnitee’s service as a director or officer of the Company or any of its subsidiaries, or acts or omissions by such indemnitee in his or her capacity as a director, officer or employee of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries, to the fullest extent permitted under applicable law. Parent and the Company must also continue all indemnification and exculpation obligations of the Company to the indemnitees under the Company’s articles of incorporation and bylaws, and pursuant to the existing indemnification agreements between the directors and executive officers and the Company.
In addition, for the six year period commencing immediately after the effective time of the Merger, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions by the directors and officers occurring at or prior to the Merger on terms and scope with respect to such coverage, and in amount, not less favorable to the covered individuals than those of the policy in effect on the date the Merger Agreement was signed; provided, that Parent is not obligated to make annual premium payments for such insurance to the extent the premiums exceed 300% of the annual premium before execution of the Merger Agreement. The foregoing obligation may be satisfied by the purchase by Parent or the Company of a six-year prepaid “tail policy” on terms and conditions providing at least materially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company, subject to the 300% limit on cost.
   Employee Matters
The Merger Agreement provides that for a period of not less than twelve months following the effective time of the Merger, the employees of the Company who remain shall receive compensation and employee benefits (other than equity compensation) that are substantially comparable in the aggregate to the employee benefits provided to the employees of the Company immediately prior to the effective time. Parent is also required to cause the Company as the surviving corporation to recognize the service of each continuing employee as if such service had been performed with Parent for purposes of vesting, eligibility and benefit accruals in any benefit plan, program or policy covering that continuing employee following the Merger, and to cause the Company to comply with all the terms of and conditions of all employment, severance and other compensatory agreements or arrangements with any directors or employees of the Company. Furthermore, with respect to any welfare plan maintained by Parent in which continuing employees are eligible to participate after the Merger, Parent shall, and shall cause the Company as the surviving corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company prior to the effective time of the Merger and (ii) provide each continuing employee with credit for any co-payments and deductibles paid in the plan year in which the

Merger is consummated, but prior to such consummation, in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan. The provisions in the Merger Agreement benefiting employees generally do not create any third-party beneficiary right for the benefit of any person other than the parties to this Merger Agreement, or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Company or any of their respective subsidiaries or affiliates.
   Section 16 Matters
The Merger Agreement provides that, prior to the effective time of the Merger, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by the Merger Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act.
   Deferred Compensation Plan
The Company maintains a nonqualified deferred compensation plan in which certain executive officers participate. The deferred compensation plan’s associated rabbi trust must be fully funded in the event of a “change in control” — the trust, however, has been fully funded since before the commencement of the strategic process described in Item 4 below.
Potential for Future Arrangements
Although the arrangements described in this Statement represent the Company’s best knowledge concerning such matters at this time, it is possible that other members of the Company’s management will enter into new arrangements with the Company, or Parent or Purchaser, between now and the completion of the Offer (in which case, the Company will amend this Statement as required to reflect material developments), or after such completion. Such arrangements may include the right to purchase or participate in the equity of Parent. There can be no assurance that any parties will reach an agreement on any terms, or at all.
Item 4.
  The Solicitation or Recommendation
Background of the Offer and Merger
The Company entered into an agreement to be acquired by a strategic competitor in November 2008. The fundamental factors supporting the Board’s conclusion to enter into such agreement were the execution risk of remaining a stand-alone public company, the expected loss of a significant client and uncertainties caused by that loss and other factors, the expressed desire of the IPOF Fund to liquidate its shares of the Company’s Common Stock and the resulting downward pressure that such a disposition would likely exert on Company stock, and the illiquidity of the market for Company stock. That transaction, which contemplated a purchase for a combination of cash and stock of the acquiring company, was terminated by mutual agreement of the parties after the market prices of each party’s stock dropped substantially during late 2008 and in January 2009. The Company’s financial performance suffered from 2009 through 2011 as a result of the general downturn in the domestic and global economy and the damage to the Company’s competitive position from the terminated transaction. The Company’s financial performance substantially improved in 2012 with profitability approaching levels that had been achieved in 2008, which was the last year before the aborted acquisition and the year the worldwide economic downturn began.
Against this backdrop of improving financial performance, Scott D. Dorfman, the Company’s founder, largest shareholder, and Chairman, President and Chief Executive Officer, and the Company’s Chief Financial Officer, engaged in informal conversations with several investment bankers beginning in March 2013 to get their perspectives on current valuations being accorded businesses such as the Company. Based on these conversations, they concluded that the market for purchasing businesses was very active, creating the potential for businesses that can demonstrate strong financial performance and positive growth trends to realize attractive valuations. Mr. Dorfman and the Company’s Chief Financial Officer canvassed the directors individually to assess informally their interest in the Company investigating the potential for a strategic transaction and concluded that there was sufficient interest for the topic to be considered by the Board.
The Board held a meeting on April 12, 2013, which was attended by representatives of Kilpatrick Townsend & Stockton LLP, legal counsel to the Company (“Kilpatrick Townsend”), and discussed whether it was an opportune time for the Company to investigate strategic alternatives. The directors agreed, based on the Company’s recent and expected financial performance and their own recent personal business experiences, that current market conditions were very favorable for attractive valuations on businesses like the Company. Concern was also expressed as to how long these favorable market conditions would continue given uncertainty caused by various long-term macro-economic factors. The directors considered that most of the fundamental factors that led it to agree to sell the Company in 2008 still were significant, including the lack of analyst coverage and illiquidity of the Company’s shares in the public market, the expressed desire of the IPOF Fund to sell its shares and the customer concentration in the Company’s business. The Board focused on the need for any such investigation of strategic alternatives to be conducted in a manner that would minimize risk to the Company’s business, including leaks to the Company’s employees, clients and competitors, as such could be very damaging to the Company’s business.
Mr. Dorfman indicated at this meeting that he was interested in pursuing such a transaction as the largest shareholder of the Company, but that he was neutral at this point as to whether he would be willing to support any transaction pending further information regarding what valuation and type of transaction might be feasible. He also reported that the IPOF Fund receiver had in the recent past reiterated his interest in liquidating the shares of Company Common Stock held by the fund.
At the April 12, 2013 meeting, the Board considered whether a committee of the Board should be empowered to direct the process of considering strategic alternatives for the Company. The Board considered that it was not known at this point whether an acquiring company would be a strategic entity or a financial sponsor, so the need for an independent board committee was not clear at that time. Nevertheless, the Board determined to take a cautious approach and empowered the Special Committee, a committee comprised of independent directors, with authority to evaluate and negotiate a broad range of potential strategic alternatives, which could include a merger or a combination with another company, the sale of all or part of the Company and/or a refinancing or recapitalization of the Company or any other strategic transaction that the committee concluded was advisable. The Special Committee was also expressly authorized to recommend that no transaction be pursued.
The composition of the Special Committee was discussed and the suitability of each of the non-employee directors to serve was assessed. The Board considered the independence of each of the potential directors and concluded that Messrs. Marks, Childs and Benator had no relations with the Company or any of its management that would impair their ability to exercise independent judgment on behalf of all shareholders (this after considering the payments made by the Company to Mr. Benator’s firm for tax services in amounts of approximately $30,000 or less annually). These three directors were appointed to the Special Committee and Mr. Marks was appointed as the Chairman of the Special Committee. The Special Committee was also empowered to engage its own financial, legal and other advisors in its sole discretion and at the expense of the Company. The appropriate fees to be paid to the members of the Special Committee were also discussed at this meeting, but were resolved by the Board at a later time.
At a meeting on April 19, 2013, the Special Committee addressed the issue of engaging its legal counsel. The Committee considered engaging a firm with no prior relations with the Company or management as opposed to engaging Kilpatrick Townsend, which served as primary outside counsel to the Company, including in the 2008–2009 transaction. The Special Committee considered the advantages and disadvantages of engaging Kilpatrick Townsend, including its knowledge of the Company and the IPOF Fund and its representation of the Company in the 2008–2009 transaction. The Special Committee believed that this background would result in more effective and efficient representation than could be secured from a law firm with no prior knowledge of or experience with the Company and these other matters. The Special Committee concluded that these positive factors made it advantageous to engage Kilpatrick Townsend and outweighed any potential concerns about the firm’s relationship with management and whether such relationship would adversely affect the Special Committee’s ability to perform its duties to protect the interests of unaffiliated shareholders in an independent manner.

After face-to-face presentations from two potential financial advisors on May 3, 2013, review of written presentations from and discussions with two other financial advisors (all four of which had initially been contacted by management starting in March), and Committee meetings held on May 9, May 14 and May 16, at which the issue of a financial advisor was discussed further, the Special Committee determined to engage Harris Williams LLC, doing business as Harris Williams & Co. (“Harris Williams”), as its financial advisor. The decision was based on the national reputation of Harris Williams for representing sellers of middle market businesses, its expertise in the logistics and e-commerce industries, and the strength of the specific team that was proposed to manage the assignment. At the May 16 meeting, the Special Committee also discussed the amount and structure of the fees that it thought would be fair as compensation for serving on the Special Committee. Subsequent to this meeting, the full Board approved the fees to be paid to members of the Special Committee, comprised of a fixed cash retainer and a fixed cash amount per meeting, none of which were contingent on any transaction occurring.
The Special Committee entered into an engagement letter agreement with Harris Williams on May 20, 2013. Over the next several weeks, Harris Williams held extensive meetings with management, engaged in a due diligence investigation of the Company’s operations and financial condition and reviewed the financial forecast previously prepared by management. At a meeting held on June 21, 2013, the Special Committee received a presentation from Harris Williams regarding current market dynamics, the Company’s financial forecast and preliminary valuation, a proposed timeline for the transaction, and the potential pool of buyers, both strategic and financial, by category and name. The Board also discussed with Harris Williams factors that historically had adversely impacted the Company’s stock price. Harris Williams reported on its involvement in testing the assumptions underlying management’s financial forecast. Kilpatrick Townsend then discussed the fiduciary duties of directors, both in general and in connection with any specific transaction. At the conclusion of this meeting, the Special Committee directed Harris Williams to proceed with the next step of an investigation of strategic alternatives, including preparing marketing materials describing the opportunity and a formal list of potential buyers.
Harris Williams presented a list of potential bidders and a draft confidential information memorandum to the Special Committee at a meeting held on July 18, 2013. At this meeting, Harris Williams reviewed a detailed list of potential bidders that it proposed contacting regarding acquiring the Company, which included entities that it believed would likely have both the interest in acquiring a business such as the Company and the financial resources to consummate such a transaction of this projected size. The total number of potential bidders at this time was 102, consisting of 74 financial and 28 strategic potential bidders. Ultimately there were 108 total potential bidders contacted during the process, consisting of 78 financial and 30 strategic potential bidders. The Special Committee discussed the challenges of approaching a large number of strategic buyers that compete with the Company and it was agreed that care needed to be taken to avoid causing damage to the Company’s competitive position and business, but that this concern would not limit the desire to present the opportunity to all strategic buyers identified by Harris Williams.
At this meeting, Mr. Marks and Kilpatrick Townsend reported on their meeting with Mr. Dorfman regarding certain ground rule procedures that the Committee requested Mr. Dorfman and management observe in order to preserve the integrity of the strategic alternatives process, each of which had been formally agreed to by Mr. Dorfman. These procedures included (i) a prohibition on any conversations, negotiations or communications between Mr. Dorfman and other members of management and potential bidders concerning any personal arrangements, including post-closing equity participation, employment or compensation, until permitted by and with the involvement of the Special Committee, (ii) a directive to Mr. Dorfman and management to treat bidders equally with respect to the information made available to them throughout the process and (iii) a commitment by Mr. Dorfman not to pursue any transaction involving a sale of the Company that was not supported by the Special Committee.
Over the next several weeks, Harris Williams sent initial communications to the approved list of potential bidders and confidentiality agreements were negotiated and entered into with 69 of those entities, each of which was then delivered the confidential information memorandum.
At a meeting held on August 22, 2013, the Special Committee considered the level of interest that had been shown by potential bidders and the status of negotiations of confidentiality agreements and delivery of confidential information memoranda to potential bidders that had executed such agreements. The

Special Committee discussed with its financial advisor and legal counsel the likelihood that financial bidders would want Mr. Dorfman to convert, or “roll over,” some of his equity position with the Company into equity interests of the new acquisition entity that would own the Company following consummation of a transaction. The potential conflict that such a structure would raise between the personal financial interests of Mr. Dorfman and the financial interests of all other shareholders of the Company was discussed, along with the procedures that the Special Committee had implemented to prevent such differing interests from impacting the integrity of the strategic process, including the ground rule procedures agreed to by Mr. Dorfman and the engagement and direction of Harris Williams by, and its reporting exclusively to, the Special Committee. Harris Williams indicated that, based on its work with management in the process to date, management knew of and was complying with the previously established ground rules of not discussing personal financial matters with any bidder. The Special Committee also discussed with Kilpatrick Townsend the timing of the preparation of the potential merger agreement and the material terms of such agreement.
During the week of August 26, 2013, 13 non-binding indications of interest to acquire the Company were received, ten from financial sponsors and three from strategic buyers. At a meeting on August 30, 2013, Harris Williams reviewed with the Special Committee the material terms of all of these indications of interest. The highest eight indications were all cash offers ranging from $5.87 to $8.01 per share, and the bottom five indications were materially below the bottom of this range. The bidder that indicated a high end of $8.01 ultimately did not submit an updated indication of interest due to concerns expressed regarding the strategic fit of the Company with the bidder’s existing portfolio of investments and the Company’s customer concentration, and the next highest bidder’s range topped out at $7.59 per share. Harris Williams recommended that the Special Committee invite the seven high bidders to participate in the next phase of the process, which was to be provided detailed, in-person presentations from management, access to more extensive due diligence and on-site visits at Company locations. Harris Williams also recommended that, given the desirability of retaining strategic bidders in the process if possible, the strategic bidder whose bid was the eighth highest bid be given an opportunity to remain in the process by increasing its bid, which the Special Committee agreed to do.
At the request of the Special Committee, Mr. Dorfman then indicated that, at the valuations of the Company reflected in the higher bids received, absent more information regarding the plans of the financial sponsor bidders for the Company post-closing, his likely desire as a shareholder would be to roll over less of his equity rather than more, but he emphasized that he had engaged in no discussions with any of the potential bidders regarding these matters and therefore continued to operate on very incomplete information.
During the week of September 2, 2013, an unsolicited inquiry was received from a strategic entity that was not contacted as part of the sale process. This entity viewed the Company’s business as a potentially attractive extension of its transportation business. The Special Committee decided that, based on the desirability of having additional strategic bidders involved in the process, Harris Williams should convey to this company that it would be allowed to submit an indication of interest on an expedited basis and that its bid would need to be at least towards the top of the range of bids received to date in order to be viewed as competitive and move to the next phase of management presentations. This entity submitted an indication of interest and received a management presentation but did not submit a subsequent proposal.
Over the next three weeks, the Company’s executive officers conducted detailed face-to-face presentations to nine potential bidders, including Sterling, each of which was attended by Harris Williams representatives. Management and Harris Williams also fielded extensive due diligence inquiries from the bidders. At a meeting held on September 17, 2013, Kilpatrick Townsend reviewed with the Special Committee the material terms proposed to be included in a merger agreement to be provided to all bidders. The Special Committee considered positions to be taken in the first draft of the merger agreement with respect to, among other things, non-solicitation and “fiduciary out provisions,” the structure of the transaction, conditions to closing, including a majority of the minority approval condition and approval by the IPOF Fund receiver and judge, the definition of material adverse change and termination fee provisions. Harris Williams again noted that, in all of the direct discussions with potential bidders, management appeared to understand and comply with the previously enunciated ground rules that they not discuss with potential bidders at that time any personal matters, including equity rollover, post-closing employment or compensation arrangements.

In mid-September 2013, Mr. Dorfman, with the knowledge and support of the Special Committee, engaged separate legal counsel to represent the personal interests of management in any transaction that might arise.
A meeting of the Special Committee was held on September 30, 2013 while management presentations, on-site visits and due diligence by most of the bidders were still underway. At this meeting, Harris Williams reviewed with the Special Committee, with respect to each bidder, the key meetings, interactions with the Company, requested upcoming meetings, material pending due diligence items and outside advisors being utilized. The Special Committee also discussed with Kilpatrick Townsend the anticipated sequence and timing of the negotiation of definitive agreements, public announcements and filings with the SEC, if a transaction were to be pursued.
In response to the Company’s financial performance through September 30, 2013 tracking ahead of previous expectations, which expectations had formed the basis for the financial forecast provided to all bidders in the strategic process, management in consultation with Harris Williams prepared a revised financial forecast as of October 8, 2013, which was then provided to all bidders remaining in the process. See “Item 8 — Financial Forecasts” for more detailed information regarding the revised financial forecasts. In light of updated proposals from bidders being due within a week, the Special Committee determined not to risk delay to the strategic process by providing the revised forecast to bidders that had previously dropped out of the process.
On October 10, 2013, Mr. Dorfman, the Chairman of the Special Committee, Mr. Marks, and a Kilpatrick Townsend partner met in Cleveland with the IPOF Fund Receiver and his counsel to discuss the current status of the strategic process. At the meeting, a non-disclosure agreement was executed by the parties, and the Receiver then expressed his support for the process undertaken to date and enthusiasm for a transaction consistent with the indications of interest received to date.
The potential bidders participating in the management presentation phase of the process were asked to submit updated proposals based on their further due diligence and consideration of the transaction on or before October 15, 2013. Four such updated proposals were submitted, all from financial sponsors, which the Special Committee met on October 17 to consider. At this meeting, Harris Williams outlined for the Special Committee the financial terms of the proposals. At this time, the two highest bids, one from Sterling and one from another financial sponsor (“Financial Bidder #2”), had provided fully marked-up form merger agreements and had otherwise dedicated substantially more resources than the other two bidders. The bid from Sterling of $8.05 per share was the highest indication and it had no financing contingency. The offer from Financial Bidder #2 was $7.83 per share and contained a financing contingency. One of the other proposals contained a cash purchase price that was approximately equal to that of Financial Bidder #2, but this entity had expended substantially less resources in analyzing the opportunity. The proposals from Sterling and Financial Bidder #2, as well as the two other proposals, expressly required that Mr. Dorfman commit to vote in favor of their transaction and that he roll over a ‘meaningful portion’ of his equity in the Company. Kilpatrick Townsend outlined for the Special Committee the material differences between the mark-ups of the merger agreement by Sterling and by Financial Bidder #2, including changes made by each party to the termination fee provisions. After consultation with Harris Williams, the Special Committee directed Harris Williams to respond to each of Sterling and Financial Bidder #2 with a request to (i) provide the form of exclusivity agreement, parent guarantee and voting agreement that it proposed to use, (ii) respond to a list of material legal issues to be prepared by Kilpatrick Townsend and (iii) consider the economic terms and valuation of the Company that it previously submitted. The Special Committee determined that the two other bidders would not be asked for such further input given the likelihood that neither of them would be able to match the higher price and certainty of closing that Sterling and Financial Bidder #2 had offered.
At this meeting, the Special Committee invited Mr. Dorfman to join the meeting to share his views as a member of management and as the largest shareholder. He indicated that he believed that Sterling offered the most certainty of achieving an expedited closing, which he viewed as a critically important factor given the risk to the Company’s business while a transaction was pending but not closed. He also indicated that management could work effectively with either of these two bidders to close a transaction expeditiously. He indicated that as a shareholder being asked to roll over a meaningful portion of his equity, he could accept either bidder as a post-closing partner. He concluded that he would support the transaction that the Special Committee determined to be most favorable to the other shareholders.

During this meeting, the Special Committee considered the services that Harris Williams had performed in recent transactions involving the four remaining bidders, both as advisor to the bidders and to the seller (which included an engagement by an affiliate of Sterling on a 2012 sale transaction for which Harris Williams earned compensation of approximately $2.175 million), and concluded that no material conflicts were raised by these assignments. Kilpatrick Townsend addressed with the Special Committee its fiduciary duties in general and in the context of the specific transaction being considered. Kilpatrick Townsend also reviewed with the Special Committee the various structural and procedural safeguards that had been implemented by the Board and the Special Committee in order to minimize potential conflicts arising from a transaction in which Mr. Dorfman might roll over a meaningful portion of his equity.
A meeting of the Special Committee was held on October 22, 2013 to review the responses from Sterling and Financial Bidder #2 to the requests for further information made by Harris Williams on October 17. At that meeting, Harris Williams outlined these responses, indicating that Sterling had revised its offer from $8.05 per share to $8.20 per share, had responded to all legal issues put forth by Kilpatrick Townsend, and had provided its proposed forms of exclusivity, voting and parent guarantee agreements as requested. Financial Bidder #2 had elected not to submit a revised bid in writing but had indicated orally that it was prepared to match any higher bids and to remove its financing contingency. It did not, however, respond to the other requests for information previously made by Harris Williams. Kilpatrick Townsend addressed the material legal issues in the forms of agreements and responses to legal issues provided by Sterling, noting that the most significant issue related to the terms under which Mr. Dorfman’s obligation to support the Sterling transaction would terminate. The Special Committee indicated that it felt strongly that the commitment by Mr. Dorfman to vote in favor of the Sterling transaction should terminate if the Special Committee changed its favorable recommendation of the Sterling transaction pursuant to the procedures provided for in the merger agreement.
The Special Committee also discussed a financial sponsor that had contacted the Receiver on an unsolicited basis. After reports that discussions with this entity had clarified that its interest was in potentially buying out the IPOF Fund shares, and Harris Williams’ report on its background investigation on this entity, the Special Committee concluded that it would not engage in discussions with this entity as part of the strategic process because it believed that doing so would delay the process without good prospects for an offer as favorable as those then being considered.
The Special Committee then engaged in further discussions regarding the risks involved with pushing Sterling to again increase its offer, the likelihood that Financial Bidder #2 would increase its offer price and remove its financing condition, the reasons for considering the sale of the Company as discussed in numerous earlier meetings and various other factors, and concluded that the price being offered by Sterling was the highest and best price that was reasonably likely to be achieved under the circumstances, and it was therefore advisable to enter into a 30-day exclusivity arrangement with Sterling and then to move forward exclusively with Sterling to negotiate a definitive merger agreement.
The Exclusivity Agreement between the Company and Sterling was executed on October 22, 2013, and counsel for the parties engaged in negotiations regarding all aspects of the transaction over the next several weeks. Negotiation of the Merger Agreement focused on representations regarding the Company’s customer and vendor relations, the definition of a material adverse change affecting the Company, the circumstances under which each party could terminate the agreement, whether Mr. Dorfman’s Contribution Agreement would terminate if the Board changed its recommendation with respect to the Offer and the Merger and whether the transaction would be structured as a one-step merger or a two-step tender offer/merger, among others. Also during this period: Kilpatrick Townsend and management updated disclosure schedules to be delivered pursuant to the Merger Agreement; discussions were held with counsel for the Receiver regarding the content of the contemplated agreements between the Receiver and the Company with respect to the court’s approval of the transaction and such agreements were negotiated; Sterling’s counsel delivered to Mr. Dorfman and other members of management and management’s separate legal counsel a term sheet describing the proposed terms of employment, equity rollover and re-investment and equity incentive compensation for Mr. Dorfman and other members of management, followed by drafts of employment agreements, equity rollover agreements and support agreements to Mr. Dorfman and other members of management; and management’s separate legal counsel negotiated the term sheet and those agreements with Sterling’s counsel.

At a meeting of the Special Committee on November 8, 2013, a status report on all aspects of the transaction was provided by Kilpatrick Townsend and Harris Williams. Both reported that significant progress had been made on negotiating the terms of the various agreements and that it was anticipated that a final set of agreements would likely be ready for consideration by the Special Committee and the Board towards the end of the following week. Harris Williams also reported that its internal opinion committee had approved its rendering of a fairness opinion with respect to the price of $8.20 per share. Harris Williams also addressed the impact of recent higher market prices for the Common Stock, noting that the number of shares traded at these higher prices remained relatively small.
On November 11, 2013, in response to recent movements in its stock price and increased trading volume, at the direction of the Special Committee, the Company issued a press release that confirmed it had been engaged for a few weeks in discussions under an exclusivity agreement regarding a potential transaction in which shareholders of the Company would receive $8.20 per share. The Company also reported that under the terms being discussed, it was contemplated that members of the Company’s management, including Mr. Dorfman, would retain a significant ownership stake in the Company. Sterling was not identified as the counterparty.
A regularly scheduled meeting of the Board of the Directors of the Company was held on November 12, 2013. The Special Committee also met on such date. Kilpatrick Townsend outlined for the Special Committee the status of all agreements to be entered into in connection with the transaction, including the Merger Agreement, IPOF Agreement and management agreements, and the status of the various communications and filings that would be made immediately after any agreement was signed. They reported that all of these agreements were expected to be finally negotiated and in a form ready to be considered for final approval by the Special Committee and the Board on November 14, 2013.
A meeting of the Special Committee was held on November 13, 2013, during which Harris Williams reviewed the presentation materials underlying its fairness opinion. At the conclusion of this presentation, Harris Williams indicated that it expected to be prepared to render the formal fairness opinion in the form provided to the Special Committee when requested by the Special Committee. Kilpatrick Townsend discussed with the Special Committee the material outstanding issues under the Merger Agreement, which related primarily to the definition of a material adverse change, representations regarding customer relations and the nature of closing conditions. The various procedural safeguards that had been implemented over the course of the strategic process to minimize the effect of any potential conflicts between Mr. Dorfman and other shareholders of the Company were also reviewed, including Kilpatrick Townsend’s policy of limiting the work that Mr. Dorfman’s son, an associate at Kilpatrick Townsend, performed on the transaction to due diligence, disclosure schedules and matters relating to the scope of representations and warranties in the Merger Agreement, and pursuant to which he was not permitted to advise the Special Committee in any manner. The status of all other agreements and documents required to be finalized in order to sign the Merger Agreement was also reviewed by Kilpatrick Townsend.
The Special Committee held a meeting during the afternoon of November 14, 2013 to give consideration to the final documents memorializing the proposed transaction with Sterling, with Harris Williams and Kilpatrick Townsend participating in the meeting. Kilpatrick Townsend first updated the Special Committee on the proposed final resolution of all material outstanding issues in the Merger Agreement, the disclosure schedules thereto, the IPOF Agreement, the Equity Commitment Letter and the various management agreements that had been negotiated by management’s separate counsel. Following discussion among the Special Committee members regarding these terms, Harris Williams presented to the Special Committee a presentation on, among other things, the financial terms of the proposed Sterling proposal and valuation methodologies for the Company. Harris Williams then rendered to the Special Committee an oral opinion, confirmed by delivery of a written opinion later that day, to the effect that, as of November 14, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by the Company’s shareholders, other than management and their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The Special Committee then reviewed the reasons for recommending the transaction with Sterling that it had considered over the course of the strategic process. Kilpatrick Townsend reviewed with the Special Committee its fiduciary duties, both in general and in connection with the specific transaction being considered. The Special Committee then unanimously recommended that the Board, among other things, determine that it is in the best interests of the Company and its shareholders, including its unaffiliated shareholders, and declare it advisable, to enter into the Merger Agreement, approve the execution, delivery and performance by the Company of the Merger Agreement and recommend that the shareholders tender in the Offer, and, if applicable, vote their shares of Common Stock in favor of adopting the Merger Agreement and approving the Merger. The Compensation Committee then held a meeting at which it discussed the approval of certain compensatory matters that were called for in connection with the Merger Agreement and then unanimously approved such matters.
The full Board then met and accepted the report from the Special Committee regarding the process it had undertaken to reach its conclusion to recommend the Sterling transaction for the approval of the shareholders. After discussion, the Board then unanimously (other than Mr. Dorfman, who abstained from the vote and deliberations) determined that it was in the best interests of the Company and its shareholders, including its unaffiliated shareholders, and declared it advisable, to enter into the Merger Agreement, approved the execution, delivery and performance by the Company of the Merger Agreement and recommended that the shareholders tender in the Offer, and, if applicable, vote their shares of Common Stock in favor of adopting the Merger Agreement and approving the Merger. The Board authorized the appropriate officers of the Company to finalize and execute the Merger Agreement and related documentation. The parties subsequently executed the definitive documentation, including the Merger Agreement, and the Company issued a press release announcing the transaction the evening of November 14, 2013.
Reasons for the Recommendation of the Board and Special Committee
In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with the Company’s senior management and the Special Committee’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors, and based on these factors, unanimously recommended that the Board, among other things, determine that it is in the best interests of the Company and its shareholders, including its unaffiliated shareholders, and declare it advisable, to enter into the Merger Agreement, approve the execution, delivery and performance by the Company of the Merger Agreement and recommend that the shareholders tender in the Offer, and, if applicable, vote their shares in favor of adopting the Merger Agreement and approving the Merger.
The Special Committee considered the following material favorable factors in making its recommendation to the Board:
   Financial Terms; Certainty of Value
•
  The Offer Price represents a premium over historical trading prices of the Common Stock. For instance, the Offer Price represents a premium of:
°
  19.7% over $6.85, the closing price per share of Common Stock on November 14, 2013, the last closing price preceding the public announcement of the Merger; and
°
  75.9% and 54.4% over the average price per share of Common Stock over the 6-month and 3-month periods ended November 14, 2013, respectively.
•
  In addition, the Special Committee noted that the Offer Price represents a 108.1% premium over $3.94, the closing price per share of Common Stock when the sale process began on July 12, 2013, and a 106.6% premium over $3.97, the closing price per share of the Common Stock on May 3, 2013, the date of the first substantive face to face meeting between members of the Special Committee and Harris Williams.
•
  The form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders while avoiding long term business risk.

   Financial Condition and Prospects of the Company; Stock Market Considerations
•
  The Special Committee evaluated the Company’s current and historical business, financial condition, results of operations, prospects and competitive position and concluded that the Offer is more favorable to the Company’s shareholders than other strategic alternatives reasonably available to the Company, including remaining a stand-alone public entity.
•
  The risks to the Company as a stand-alone public entity, including risks and uncertainties with respect to (i) the Company’s ability to successfully implement its strategy, achieve its prospects and continue to grow, including risks and uncertainties in the U.S. and global economy generally, and (ii) the competitive position of the Company and the current and expected landscape of competitors in the industry.
•
  The considerable compliance costs the Company would continue to incur, particularly relative to the Company’s small size, if it were to remain a public company, including requirements relating to the maintenance and testing of internal control over financial reporting.
•
  The historically thin trading profile of the Common Stock, which has resulted in the public trading market not providing a meaningful source of liquidity for the Company’s shareholders. The Special Committee observed that a significant improvement in the liquidity of the Company’s Common Stock, in order to permit its shareholders to realize stable or predictable value for their shares through the public trading market, was not likely for the foreseeable future in the absence of an extraordinary development.
•
  In the absence of a sale of the Company, there being no practical means of affording the Receiver of the IPOF Fund an effective method of disposing of the Common Stock held by the IPOF Fund without adversely affecting the trading price of the Common Stock. The Special Committee determined that there was a risk that the sale of such shares or the public perception that such sales could occur would, absent a sale of the Company, likely result in significant downward pressure on the trading price of the Common Stock (notwithstanding the Receiver’s prior statement that he did not intend to sell the IPOF Fund’s shares in a manner that would adversely affect the market price for the shares).
   Strategic Alternatives
•
  The Special Committee’s belief that the sale process described above under “— Background of the Offer and the Merger,” overseen by the Special Committee, was likely to provide greater value to the Company’s shareholders than other strategic alternatives reasonably available to the Company, including remaining a stand-alone public entity.
•
  The results of the Company’s sale process described above in “— Background of the Offer and the Merger,” including contact with over 100 potential bidders, extensive face to face meetings with and receipt of indications of interest from nine potential purchasers, and receipt of proposals from four such potential purchasers.
•
  The Special Committee’s belief, after consultation with the Special Committee’s legal counsel and its financial advisor, Harris Williams, that it had received Sterling’s highest and best offer and continuing to seek a more attractive offer through further negotiations with Sterling or any of the other bidders, or soliciting interest from additional potential bidders, would be unlikely to lead to an offer that would deliver higher value to the Company’s shareholders than the offer from Sterling, and might result in the loss of the Sterling offer.
•
  The Special Committee’s belief, after consultation with its legal counsel and financial advisor, that the final offer from Sterling constituted the highest and best offer reasonably achievable in the sale process considering all circumstances, largely because such offer represented the highest per share offer price received in the process and was considered by the Special Committee to be the offer that was most likely to achieve an expeditious closing.

   Fairness Opinion
•
  Harris Williams’ opinion, as of November 14, 2013, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, that the Offer Price of $8.20 in cash for each outstanding share of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the unaffiliated holders of Common Stock, as more fully described below under “— Opinion of the Special Committee’s Financial Advisor.”
   Merger Agreement Terms
•
  The Special Committee’s belief, based on the advice of its legal and financial advisors, that the financial and other terms and conditions of the Merger Agreement, by themselves and in comparison to the terms of agreements in other transactions, are reasonable and fair to the Company’s unaffiliated shareholders.
•
  The Merger Agreement has customary no solicitation and termination provisions which, in the view of the Special Committee, do not preclude third parties from making a “superior proposal,” and do not preclude the Special Committee from changing its recommendation in connection with a superior proposal or “intervening event.”
•
  Parent’s and Purchaser’s obligation to consummate the Merger is supported by an equity commitment from the Guarantor for 100% of the consideration payable to the Company’s shareholders, and is not subject to any financing contingencies.
•
  It is a non-waivable condition to closing the Offer that a majority of the shares not beneficially owned by the Company’s founder and Chief Executive Officer, Mr. Dorfman, are tendered in the Offer; likewise, in the event the Merger must be voted upon by the shareholders, it must be approved by a majority of the shares not beneficially owned by Mr. Dorfman (both conditions being sometimes referred to as a “majority-of-the-minority” condition).
•
  If the Special Committee determines in good faith, after consultation with its financial and legal advisor, that a competing proposal constitutes a superior proposal, it can (if it determines in good faith that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a right to negotiate in response to a superior offer during a short time period) terminate the Merger Agreement and enter into an agreement with respect to such superior proposal, in which case the obligations of Mr. Dorfman and the related investors to support the transaction under the Contribution Agreement and the obligations of the IPOF Fund to support the transaction under the IPOF Agreement will terminate. Concurrently with such termination, the Company is required to pay Parent a termination fee of $4,344,505, which the Special Committee believes, based on the advice of its legal and financial advisors, is customary for transactions of this type and size, and should not deter any interested third party from making, or inhibit the Special Committee from approving, a superior proposal.
•
  The Special Committee may withdraw or modify, or publicly propose to withdraw or modify, its recommendation based on a material development or change in circumstances that was not known or reasonably foreseeable to the Company as of the date of Merger Agreement (an “intervening event”) if it determines in good faith, after consultation with its financial and legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a right to renegotiate the terms of the Merger Agreement. If the Board withdraws or modifies, or publicly proposes to withdraw or modify, its recommendation, Parent may terminate the Merger Agreement and the Company may be required to pay a termination fee of $4,344,505, which the Special Committee believes, based on the advice of its legal and financial advisors, is customary for transactions of this type and size, and should not preclude the Board from changing its recommendation in connection with any intervening event.
•
  The Offer provides for a prompt cash tender offer for all shares of Common Stock and, if the Merger cannot be consummated without a shareholder vote after completion of the Offer (after giving effect to shares issued pursuant to the Top-Up Option described in Item 8 of this Statement), or if the Offer is not completed, a Merger subject to shareholder approval for the same consideration, subject in each case to the satisfaction of certain conditions, thereby enabling the Company’s shareholders, at the earliest possible time, to obtain the Offer Price in exchange for their shares of Common Stock (thereby reducing uncertainty during the pendency of the transaction).
•
  The availability of dissenters’ rights in connection with the Merger to shareholders who comply with all of the required procedures under the GBCC.
•
  The Merger Agreement otherwise has customary terms and was the product of arm’s-length negotiations.
   Speed and Likelihood of Consummation
•
  The Offer and Merger are likely to be completed if a sufficient number of shares of Common Stock are tendered in the Offer because:
°
  upon satisfaction of the conditions to the Offer, the Purchaser is obligated to exercise the Top-Up Option to purchase the Top-Up Shares (both as described in Item 8 of this Statement) and close the Merger immediately thereafter;
°
  Parent’s and Purchaser’s obligation to consummate the Offer is supported by an equity commitment from the Guarantor for 100% of the consideration payable to the Company’s shareholders and is not subject to any financing contingencies;
°
  completion of the Offer and the Merger is not believed to be subject to antitrust risks;
°
  the conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of Purchaser or Parent and, in the judgment of the Special Committee, are likely to be satisfied; and
°
  the absence of a significant number of third party consents as conditions to the Offer and Merger.
•
  The business reputation of Sterling and its management, and the financial resources of the Guarantor.
•
  The Contribution Agreement entered into by Mr. Dorfman and certain related investors beneficially owning, in the aggregate, approximately 44.1% of the outstanding shares of Common Stock, pursuant to which they agreed not to tender their shares of Common Stock in the Offer, to contribute the shares of Common Stock held by them to Parent in exchange for equity interests in Parent and to support the Merger and, if applicable, to vote all of the shares of Common Stock held by them in favor of adoption of the Merger Agreement.
•
  The IPOF Agreement entered into by the Receiver of the IPOF Fund pursuant to which the Receiver agreed, subject to the approval of the court overseeing the IPOF Fund receivership, after a hearing, to tender the shares of Common Stock held by the IPOF Fund pursuant to the Offer, representing 30.9% of the outstanding shares of Common Stock.
•
  The fact that the shares of Common Stock subject to the Contribution Agreement and the IPOF Agreement, together with any shares of Common Stock issued pursuant to the Top-Up Option, would, in the absence of a change of recommendation by the Board or a superior proposal, result in Purchaser owning at least 90% of the outstanding shares of Common Stock, which would allow Purchaser to effect a “short-form” merger following the Offer, and would automatically satisfy the “majority-of-the-minority” condition, as well as the condition that a majority of all outstanding shares be tendered in the Offer or vote in the favor of the Merger.
•
  The fact that neither the Offer nor the Merger is conditioned upon any member of management entering into any employment, equity contribution or other agreement with Purchaser or Parent, as any such agreements or arrangements were fully negotiated and entered into in conjunction with the execution of the Merger Agreement, as more fully described under Item 3 of this Statement.

   Risks and Uncertainties
The Special Committee also considered a variety of uncertainties and risks in its deliberations regarding the Offer and the Merger, which were weighed against the foregoing positive factors, including the following:
•
  Tendering shares of Common Stock in the Offer and the consummation of the Offer would eliminate the opportunity for shareholders (other than Mr. Dorfman and his related investors, and Messrs. Toner and Hanger) to participate in any possible future growth and profits of the Company.
•
  The risk that the Offer and Merger might not be completed and, especially in light of the failed attempt to sell the Company in 2008, the effect of the resulting public announcement of termination of the Merger Agreement on:
°
  the market price of the shares, which could be affected by many factors, including (i) the reasons for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares by short-term investors following the announcement of the termination of the Merger Agreement;
°
  the Company’s operating results, particularly in light of the costs incurred in connection with the transactions contemplated by the Merger Agreement;
°
  the Company’s ability to attract and retain key personnel; and
°
  the Company’s relationships with its second largest shareholder, the IPOF Fund, as well as with its customers, suppliers, vendors and other business partners.
•
  The possible disruption to the Company’s business that may result from the announcement of the Offer and the Merger, the resulting distraction of the Company’s management and employees and the impact of the transaction on customers, suppliers, vendors and other business partners of the Company.
•
  The all-cash consideration to be received by the Company’s shareholders who are U.S. persons in the Offer and the Merger would be taxable to such shareholders who have a gain for U.S. federal income tax purposes.
•
  The restrictions on soliciting competing proposals in the Merger Agreement.
•
  The ability of Parent to negotiate in response to a competing proposal and the fact that the Company may be required to pay Parent a termination fee of $4,344,505, while judged by the Special Committee to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s shareholders, potentially could have the effect of discouraging third parties from proposing a competing proposal.
•
  The restrictions on the conduct of the Company’s business before the completion of the Offer and the Merger, generally requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that could possibly arise pending completion of the Offer and the Merger, whether or not consummated.
•
  The interests of the Company’s officers and directors in the merger, including the employment, airplane lease, equity rollover and other post-closing agreements of Mr. Dorfman and the employment and post-closing equity participation of other executives, as described under Item 3 of this Statement.

   Procedural Safeguards
The Special Committee believes that sufficient safeguards were and are present to ensure the procedural fairness of the transaction and to permit the Special Committee to represent effectively the interests of the Company’s unaffiliated shareholders. These procedural safeguards include the following:
•
  The Special Committee is comprised of three independent Company directors. Other than the receipt of Board and Special Committee fees and reimbursement of expenses, which are not contingent upon the consummation of the transaction or the Special Committee’s recommendation of the transaction, the conversion of their Restricted Stock and stock options in the Merger, their indemnification and liability insurance rights under the Merger Agreement and certain other matters described above under Item 3 of this Statement, none of the members of the Special Committee has an interest in the transaction different from that of the Company’s unaffiliated shareholders generally.
•
  The Special Committee was authorized by the Board to conduct an evaluation of strategic alternatives, including a sale of the Company, and also to determine not to pursue any transaction.
•
  The Special Committee retained its own legal and financial advisors.
•
  The results of the Company’s sale process described in “— Background of the Offer and the Merger” above, including contact with 108 potential bidders (including 78 potential financial bidders and 30 potential strategic bidders), extensive face to face meetings with and receipt of indications of interest from nine potential purchasers, and receipt of proposals from four such potential purchasers, with the Sterling bid of $8.20 being the highest bid, and with none of the other bidders being considered by the Special Committee to have submitted a proposal that would deliver the same value to the Company’s shareholders with comparable speed to, and likelihood of, closing as the proposal from Sterling.
•
  The Special Committee had engaged in extensive negotiations and deliberations in evaluating the Offer and the Merger, including the Offer Price.
•
  The Merger Agreement permits the Board to change its recommendation to the shareholders or terminate the Merger Agreement if a superior proposal is presented, or change its recommendation in the event an intervening event occurs, subject to the right of Parent and Purchaser to negotiate in response to the superior proposal or intervening event, and the Company’s obligation to pay a break-up fee to Parent.
•
  The Merger Agreement contains provisions requiring the support of a “majority-of-the-minority” —  i.e., the support of a majority of the holders of the outstanding shares other than Mr. Dorfman and certain related shareholders — in order to consummate the Offer and the Merger.
•
  The fact that no new bidders contacted the Company to express any interest in acquiring the Company after the Company’s public announcement on November 11, 2013 that it was engaged in discussions to be acquired at a price of $8.20 per share.
This discussion of the information and factors considered by the Special Committee includes the material positive and negative factors considered, but is not intended to be exhaustive and may not include all of the factors considered. The Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders. Rather, the Special Committee conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, the Company’s management and the committee’s financial and legal advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the transaction, and that the Offer and the Merger represent the best reasonably available alternative to maximize shareholder value. In addition, individual members of the Special Committee may have given different weight to different factors. It should be noted that much of the explanation of the reasoning of the Special Committee and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8 — Cautionary Note Regarding Forward-Looking Statements.”
   Board Meeting
The Board met on November 14, 2013 to consider the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. On the basis of the Special Committee’s unanimous recommendation and the factors considered by the Special Committee, as described above, the Board by a unanimous vote (other than Mr. Dorfman, who abstained from these deliberations and the vote) determined that it is in the best interests of the Company and its shareholders, including its unaffiliated shareholders, and declared it advisable, to enter into the Merger Agreement, approved the execution, delivery and performance by the Company of the Merger Agreement and recommended that the shareholders tender in the Offer, and, if applicable, vote their shares in favor of adopting the Merger Agreement and approving the Merger.
Opinion of the Special Committee’s Financial Advisor
Harris Williams was retained to serve as financial advisor to the Special Committee in connection with its investigation of potential strategic alternatives for the Company. Harris Williams was also separately engaged to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the $8.20 per share Offer Price to be received by the holders of the shares of outstanding Common Stock (whether pursuant to the Offer or the Merger), other than shares of Common Stock owned by the Company and its subsidiaries, or shares of Common Stock as to which dissenters’ rights will be perfected and shares of Common Stock held by Mr. Dorfman and related holders and other members of management (such shareholders, excluding the Company, its subsidiaries, Mr. Dorfman, his related holders and certain management shareholders, being sometimes referred to as the “unaffiliated” shareholders). On November 14, 2013, Harris Williams delivered its oral opinion to the Special Committee and subsequently confirmed to the Special Committee in writing its opinion that, based upon and subject to the due diligence, financial information, assumptions, limitations and other matters specified therein, as described in greater detail below, Harris Williams was of the opinion that, as of November 14, 2013, the Offer Price was fair, from a financial point of view, to the unaffiliated shareholders of the Company.
Harris Williams provided the opinion solely for the information and assistance of the Special Committee in connection with its consideration of the approval of the Merger Agreement. The terms of the Merger Agreement, including the amount and form of the consideration payable thereunder, were determined through negotiations between the Special Committee and Sterling, and were approved by the Special Committee and, upon the recommendation of the Special Committee, the Board of Directors. Harris Williams has consented to the inclusion of its opinion herein and the description of its opinion appearing under the subheading “Opinion of the Special Committee’s Financial Advisor.” The full text of the written opinion of Harris Williams, dated November 14, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion is attached as Annex A to this Statement and is hereby incorporated herein in its entirety by this reference.
Harris Williams was not requested to address, and its opinion did not address, the Company’s underlying business decision to pursue the Offer and the Merger. Harris Williams was not asked to consider, and its opinion did not address, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company. In addition, Harris Williams expressed no opinion as to the fairness of the amount or nature of any compensation to be paid to the Company’s officers, directors and employees in connection with the Offer and the Merger relative to the Offer Price to be paid to the unaffiliated shareholders. Further, Harris Williams’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board or any shareholder of the Company as to whether to tender their shares of Common Stock in the Offer, or how to vote with respect to the Merger in the event a shareholder vote is needed to approve the Merger.

In order to render its opinion, Harris Williams performed due diligence regarding the Company and the proposed transaction, including, without limitation, the following:
•
  Harris Williams conducted interviews with the Company’s management team, with its directors, and with other advisors of the Company to discuss matters it believed relevant to its opinion.
•
  Harris Williams reviewed the Company’s audited financial statements for the fiscal years of the Company ended December 31, 2010, 2011 and 2012, and the fiscal quarters of the Company ended March 31, 2013, June 30, 2013, and September 30, 2013, as well as estimated and revised projected annual financial statements for the fiscal years ending December 31, 2013, 2014, 2015, 2016 and 2017 prepared by the Company’s management.
•
  Harris Williams discussed the current operations and prospects of the Company with certain officers and employees of the Company.
•
  Harris Williams reviewed market research in the e-commerce sector, specifically related to fulfillment services, to better understand the underlying dynamics and risks of the Company’s business.
•
  Harris Williams analyzed certain financial, stock market and other publicly available information relating to companies with operations that it considered generally comparable to the Company.
•
  Harris Williams researched and analyzed applicable discounts and premiums to account for size, liquidity and control factors.
•
  Harris Williams considered financial and other terms related to mergers and acquisitions that it considered generally comparable to the proposed transaction and otherwise relevant to its review.
•
  Harris Williams reviewed the written indications of interest, proposals and offers received by the Company in the sale process described above in “— Background of the Offer and the Merger.”
•
  Harris Williams reviewed the terms of the Merger Agreement.
In rendering its opinion, with the Special Committee’s consent, Harris Williams assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information used by Harris Williams, including information publicly available, or furnished to or otherwise discussed with Harris Williams by the Company, its representatives and its other advisors. With respect to financial forecasts and other information provided to, or otherwise discussed with, Harris Williams by the Company, its representatives and its advisors, Harris Williams assumed, upon advice of the Company, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of the Company and that it was then expected that the Company would perform substantially in accordance with such forecasts and other information. Harris Williams did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did Harris Williams make a comprehensive physical inspection of the properties or assets of Company.
The following is a summary of observations and procedures, including financial analyses, performed and the material factors considered by Harris Williams in connection with rendering its opinion. Harris Williams also reviewed with the Special Committee the assumptions upon which such financial analyses were based, as well as other factors. The order in which the financial analyses performed by Harris Williams are described below does not represent the relative importance of those analyses. It should also be noted that, in arriving at its opinion, Harris Williams did not attribute any particular weight to any financial analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each financial analysis and factor. Accordingly, Harris Williams’s analyses must be considered as a whole. Considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the procedures and other factors underlying its opinion.
Recent Trading Performance.   Harris Williams compared the Offer Price to be received by the unaffiliated shareholders pursuant to the Merger Agreement in relation to the closing price of the Company’s Common Stock on November 14, 2013 (the day the Company signed the Merger Agreement), the closing price of the Common Stock on July 12, 2013 (when the marketing efforts commenced), the closing price of the Common Stock on May 3, 2013 (the date of the initial face-to-face meeting between Harris Williams and the Special Committee) and the average closing prices of the Common Stock for the three-month and six-month periods ended November 14, 2013. This comparison indicated that the Offer Price represented a premium of:
•
  20%, based on the closing price on November 14, 2013 of $6.85 per share of Common Stock;
•
  54%, based on the three month average closing price of $5.31 per share of Common Stock;
•
  76%, based on the six month average closing price of $4.66 per share of Common Stock;
•
  108%, based on the closing price on July 12, 2013 of $3.94 per share of Common Stock; and
•
  107%, based on the closing price on May 3, 2013 of $3.97 per share of Common Stock.
Historical Trading Analysis.   Harris Williams analyzed the historical daily prices per share of the Common Stock from November 14, 2012 to November 14, 2013. During this period, the low (reached on November 14, 2012) and high (reached on November 11, 2013) prices per share of the Common Stock were $2.05 and $8.25, respectively.
Harris Williams also reviewed the weighted average price per share of Common Stock traded from January 1, 2012 to November 14, 2013, as well as from January 1, 2013 to November 14, 2013, and noted that over these periods the weighted average share prices were $3.95 and $4.70 respectively.
Comparable Companies Analysis.   Harris Williams analyzed the public market statistics of certain companies it deemed comparable to the Company and examined various trading statistics and information relating to those companies. Harris Williams selected those companies, which are listed below, because Harris Williams believes their businesses and operating profiles are reasonably comparable to those of the Company.
Harris Williams selected the following comparable companies:
E-commerce focused fulfillment providers:
•
  PFSweb Inc.
•
  Speed Commerce
•
  Sykes Enterprises, Incorporated
Broader third-party logistics companies:
•
  Forward Air Corporation
•
  Kuehne + Nagel International AG
•
  Roadrunner Transportation Systems, Inc.
•
  Toll Holdings Limited
Harris Williams compared the market trading multiples (i.e., the ratio of market trading-based enterprise values to EBITDA) of the selected companies to the Company based on the November 14, 2013 closing price and information available at that time, including the multiple of the Company’s enterprise value to its estimated 2013 earnings before interest, taxes, depreciation and amortization (“EBITDA”).
The results of these analyses are summarized in the table below:

Selected Companies Median
Enterprise Value to EBITDA:
E-commerce Focused Fulfillment Providers	12.1x
Broader Third-Party Logistics Companies	10.6x
Median of Selected Comparables	10.8x

In determining the implied valuation range, Harris Williams applied marketability and liquidity discounts and a control premium. Based on this data and its understanding of the relative operating, financial and trading characteristics of the selected comparable companies and of the Company, Harris Williams derived a range for the implied value per share of the Company’s Common Stock of $6.35–$7.15. The Offer Price was above this range.
No company utilized in the comparable public companies analysis is identical to the Company. Accordingly, any analysis of the comparable public companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Company compared to the values of the other companies.
Comparable Transactions Analysis.   Harris Williams reviewed the financial terms of selected logistics services acquisition transactions announced since January 1, 2009. The publicly available information for the following transactions was reviewed by Harris Williams (in each case, the first named company was the acquiring company and the second named company was the acquired company, with the approximate transaction date noted parenthetically):
•
  XPO Logistics Inc. / 3P Delivery, Inc. (July 2013)
•
  ComVest Investment Partners / AutoInfo, Inc. (May 2013)
•
  Forward Air Corporation / Total Quality, Inc. (April 2013)
•
  XPO Logistics, Inc. / Turbo Logistics, Inc. (October 2012)
•
  CH Robinson Worldwide / Phoenix International Freight Services Ltd. (September 2012)
•
  Universal Truckload Services, Inc. / Linc Logistics Company (July 2012)
•
  Arkansas Best Corporation / Panther Expedited (June 2012)
•
  TransForce, Inc. / Dynamex, Inc. (December 2010)
•
  Genco Distribution System, Inc. / ATC Technology Corporation (October 2010)
•
  Sterling Partners and CPP Investment Board / Livingston International Income Fund (October 2009)
Harris Williams considered these selected logistics services acquisition transactions to be reasonably similar, but not identical, to the transactions contemplated by the Merger Agreement.
For each selected transaction listed above, Harris Williams used publicly available financial information to determine the multiple of enterprise value to the last twelve months’ EBITDA for the acquired company.

	Low Selected Transactions	Median Selected Transactions	High Selected Transactions
Enterprise Value to:
LTM EBITDA	5.8x	7.8x	12.4x
Based on this data, Harris Williams’ understanding of the relative operating and financial characteristics of the acquired companies in the sample and the Company and its understanding of market, economic and other conditions as they existed as of the dates of the selected transactions and the date of its fairness opinion, Harris Williams derived an implied value range of approximately $5.02–$5.69 per share of the Company’s Common Stock. Harris Williams noted that the Offer Price was above this range.
No company or transaction utilized in the comparable transactions analysis is identical to the Company or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of these transactions necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the enterprise value of the Company compared to the enterprise values of the other companies in the comparable transactions.

Precedent Premiums Paid Analysis.   Harris Williams performed a premiums paid analysis based upon the premiums paid in 32 precedent public merger and acquisition transactions. The transactions utilized within the analysis were completed between November 15, 2010 and November 14, 2013, and involved transactions with acquired companies with enterprise values greater than $50 million based in North America and focused on transportation and logistics. In the premiums paid analysis, Harris Williams analyzed the premiums paid based on (i) the closing stock price of the acquired company one day prior to the announcement of the transaction and (ii) the closing stock price of the acquired company 30 days prior to announcement of the transaction. The medians of the one-day and 30-day premiums were 11.4% and 17.5%, respectively.
The premiums paid in the reviewed transactions were also broken down into 10% increments by Harris Williams. The results of this analysis are set forth below:

Premium	1-Day Prior	30-Day Prior
80.0% +	6.3%	12.5%
70.0% – 80.0%	0.0%	0.0%
60.0% – 70.0%	6.3%	6.3%
50.0% – 60.0%	6.3%	9.4%
40.0% – 50.0%	12.5%	6.3%
30.0% – 40.0%	6.3%	0.0%
20.0% – 30.0%	6.3%	9.4%
10.0% – 20.0%	9.4%	21.9%
0.0% – 10.0%	21.9%	15.6%
<0.0%	25.0%	18.8%
	100.0%	100.0%
Harris Williams noted that the Offer Price represented a premium of 19.7% over the closing price of the Common Stock on November 14, 2013 ($6.85 per share), and a premium of 28.0% over the average closing price of the Common Stock for the 30 days ended November 14, 2013 ($5.10 per share).
Discounted Cash Flow Analysis.   Harris Williams performed a discounted cash flow analysis on the Company using estimates and revised projections developed by management for fiscal years 2014–2017. These estimates and revised projections included assumptions, among others, of revenue increasing at a compound annual growth rate of 11.4% for fiscal years 2013 through 2017 and EBITDA margins expanding from 8.4% in fiscal year 2013 to 17.3% in fiscal year 2017. Utilizing the estimates and projections prepared by management, Harris Williams calculated a range of implied per share prices based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows for the years ending December 31, 2014 through December 31, 2017 and a projected terminal value at December 31, 2017. Harris Williams utilized a discount rate of 17.7% (based on the weighted average cost of capital analysis) and calculated an exit value based on free cash flow perpetuity growth rates from 3.0% to 4.0%. The weighted average cost of capital was determined by the sum of (i) the market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity and (ii) the market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the risk free rate, the Company’s beta, betas of comparable companies and applicable risk premiums. Utilizing the ranges of discount rates and exit multiples, Harris Williams derived an implied valuation range of $7.24 to $7.72 per share of Common Stock. Harris Williams noted that the Offer Price of $8.20 per share of Common Stock was above this range.
Fee Arrangements.   The Special Committee retained Harris Williams based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm specializing in middle market sell-side financial advisory engagements. Pursuant to an engagement agreement with the Special Committee dated May 20, 2013, Harris Williams was paid a fee of $150,000 for the delivery of its fairness opinion on November 14, 2013. Pursuant to a separate engagement agreement with the Special Committee dated May 20, 2013, Harris Williams was paid a retainer of $75,000. In addition, pursuant to the second engagement letter, and conditioned upon the consummation of the transactions contemplated by the Merger Agreement, Harris Williams will be entitled to receive an additional fee of approximately $2.0 million, net of a credit for the initial $75,000 retainer and an additional $150,000 credit for the fee paid to Harris Williams upon the delivery of its fairness opinion. The Company also agreed to reimburse Harris Williams for certain out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with the engagements and to indemnify Harris Williams against potential liabilities arising out of its engagements on customary terms.
   Miscellaneous
As part of its investment banking and financial advisory business, Harris Williams issues fairness opinions and is engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, mergers and acquisitions and other purposes. During the two years ended November 14, 2013, Harris Williams did not provide any investment banking services to the Company, Mr. Dorfman, or any other members of the management team, other than with respect to the transactions contemplated by the Merger Agreement. Harris Williams advised Sterling in the sale of one of its portfolio companies, a provider of medical management services in the workers’ compensation industry, in the first quarter of 2012, for which it received compensation of approximately $2.175 million. Harris Williams expects to pursue future financial advisory services assignments from participants in the transactions contemplated by the Merger Agreement. In the ordinary course of business, affiliates of Harris Williams at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the transactions contemplated by the Merger Agreement. None of the members of the Harris Williams team principally engaged in the transaction own any shares of the Company’s Common Stock, or interests in Sterling or its fund affiliates.
Harris Williams provided its fairness opinion exclusively for the information and assistance of the Special Committee in connection with its consideration of the transactions contemplated by the Merger Agreement. The Harris Williams fairness opinion is not a recommendation as to whether any shareholder should tender their shares of Common Stock in the Offer, or vote their shares with respect to the Merger (if such vote is required) or any other matter. The Harris Williams fairness opinion will not reflect any developments that occur after the date of the fairness opinion and prior to the consummation of the transactions contemplated by the Merger Agreement. Harris Williams is not obligated to update, revise or reaffirm its fairness opinion. The Company does not currently expect that it or the Special Committee will request an updated fairness opinion from Harris Williams.
Intent to Tender
To the Company’s knowledge, all of the Company’s directors and executive officers currently intend to tender or cause to be tendered all shares of Common Stock over which he or she has sole dispositive power pursuant to the Offer, other than as described above in Item 3 of this Statement under the headings “— Contribution and Support Agreements” and “— Subscription and Support Agreements.”
Item 5.
  Person / Assets Retained, Employed, Compensated or Used
Harris Williams
The Special Committee retained Harris Williams based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm specializing in middle market sell-side financial advisory engagements. Pursuant to an engagement agreement with the Special Committee dated May 20, 2013, Harris Williams was paid a fee of $150,000 for the delivery of its fairness opinion on November 14, 2013. Pursuant to a separate engagement agreement with the Special Committee dated May 20, 2013, Harris Williams was paid a retainer of $75,000. In addition, pursuant to the second engagement letter, and conditioned upon the consummation of the transactions contemplated by the Merger Agreement, Harris Williams will be entitled to receive an additional fee of approximately $2.0 million, net of a credit for the initial $75,000 retainer and an additional $150,000 credit for the fee paid to Harris Williams upon the delivery of its fairness opinion. The Company also agreed to reimburse Harris Williams for certain out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with the engagements and to indemnify Harris Williams against potential liabilities arising out of its engagements on customary terms.
Mackenzie Partners
The Purchaser has advised the Company that it has engaged Mackenzie Partners, Inc. (“Mackenzie”) to provide information agent services in connection with the Offer. Purchaser has agreed to pay customary compensation for such services. In addition, Purchaser has arranged to reimburse Mackenzie for its reasonable out-of-pocket expenses and to indemnify Mackenzie and related persons against certain liabilities relating to or arising out of its engagement.
Broadridge
The Purchaser advised the Company that it has engaged Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) to provide depositary and paying agent services in connection with the Offer and the Merger. Purchaser has agreed to pay customary compensation for such services and to reimburse Broadridge for its reasonable and necessary expenses. In addition, Purchaser has agreed to indemnify Broadridge against certain liabilities relating to or arising out of its engagement.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.
Item 6.
  Interest in Securities of the Subject Company
Securities Transactions
Except as set forth in this Statement, no transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days before the date of this Statement.
Item 7.
  Purposes of the Transaction and Plans or Proposals
Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as set forth in this Statement, there are no transactions, resolutions of the Board or the Special Committee, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
Item 8.
  Additional Information
The information set forth under “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements Affecting the Company’s Executive Officers and Directors” is incorporated herein by reference, including, without limitation, the information under the heading “Golden Parachute Compensation.”
Rule 13e-3 “Going Private” Transaction
As a result of the transactions described in Item 3 under “— Contribution and Support Agreement,” the transactions contemplated by the Merger Agreement are considered to constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. The information required pursuant to Rule 13e-3 has been provided in the Schedule TO filed by the Sterling affiliates, including the Offer to Purchase and other exhibits thereto, as well as a Transaction Statement on Schedule 13E-3 filed on the date hereof.

Additional Information About the Board of Directors and Executive Officers
Information about the Company’s Board and its executive officers is set forth below. All are United States citizens, and their address is c/o Innotrac Corporation, 6465 E. Johns Crossing, Johns Creek, GA 30097. To the knowledge of the Company after inquiry, no member of the Board or executive officer (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
   Board of Directors
Mr. Dorfman and the following individuals constitute the Company’s Board:
Mr. Bruce V. Benator has been a director of the Company since 1997 and is the Managing Partner of Williams Benator & Libby, LLP, certified public accountants and consultants. He has been affiliated with the firm since 1984 and leads the transaction services practice for the firm. From 1979 to 1984, Mr. Benator was employed by Ernst & Young, LLP.
Mr. James W. Childs has been a director of the Company since August 2011. Mr. Childs is founder and current Managing Partner of Childs Advisory Partners, LLC, an investment banking firm. Prior to founding Childs Advisory Partners, he was Chief Executive Officer of Air Serv, a diversified service provider to the aviation industry. From 1998 to 2004 he cofounded and was the Chief Executive Officer of Impact Innovations Group, an IT staffing/services firm and from 1995 to 1998, Mr. Childs was a Vice President of Investment Banking for Robinson Humphrey/Salomon Smith Barney.
Mr. Thomas J. Marano has been a director of the Company since August 2005. Mr. Marano is the Chief Executive Officer of Air Serv Corporation. Air Serv was acquired by ABM Industries in November of 2012, and Mr. Marano continues to serve as President of Air Serv Corporation, now a Division of ABM Industries. As CEO, Mr. Marano oversees the company’s growth strategy and execution while building on Air Serv's values of integrity and service excellence. Mr. Marano rejoined Air Serv in 2006, after serving as CEO of Coffeecol, a food service coffee company. Before Mr. Marano’s initial relationship with Air Serv Corporation, Mr. Marano was the President and Chief Operating Officer for AHL Services, Inc. Prior to joining AHL Services, Mr. Marano was Vice President of Sales and Marketing for the Fountain Division of The Coca-Cola Company. Prior to Coca-Cola, Mr. Marano served in a variety of marketing and operational management roles, including Vice President of Apple Computer Corporation and Pepsi-Cola Company.
Mr. Joel E. Marks has been a director of the Company since 2002 and since July 1, 2004, has served in various senior executive capacities at First Allied Holdings Inc., and its affiliates, a privately held financial services holding company. Mr. Marks currently serves as Chairman of First Allied Securities, Inc. Mr. Marks was formerly the President of Innovative Brokerage Solutions, Inc. from May 2002 until June 2004, providing investment consulting services to the independent brokerage community. From January 2001 to April 2002, Mr. Marks served as a Senior Vice President and Managing Director of First Union Securities, Inc. Prior to that, Mr. Marks served as Vice Chairman and Chief Operating Officer of JWGenesis Financial Corp., a firm he founded in 1983, which was acquired by First Union Securities, Inc. in January 2001. From 1987 through 1994, Mr. Marks served as Chief Financial Officer and Senior Vice President of APCO. Mr. Marks obtained his certification as a public accountant in 1978 and was employed in various capacities in both the audit and tax departments of the accounting firm of Deloitte Haskins & Sells (now Deloitte LLP).
   Executive Officers
The following individuals are the Company’s executive officers:
Mr. Scott D. Dorfman founded the Company and has served as Chairman of the Board, President and Chief Executive Officer since its inception in 1984. Prior to founding the Company, Mr. Dorfman worked for an equipment distributorship of Paymaster Checkwriter Company, Inc. In that position, Mr. Dorfman gained experience in distribution, tracking and inventory control by developing and managing Paymaster’s mail order catalog.

Mr. Robert J. Toner joined the Company in June 2001 and currently serves as Senior Vice President and Chief Operating Officer. He held the position of Senior Vice President — Logistics from June 2001 until February 2010. Prior to joining the Company, Mr. Toner developed 16 years of distribution, logistics, and transportation experience; 14 of those years were with McMaster-Carr Supply Company, a distributor of industrial supplies. Subsequent to McMaster-Carr, Mr. Toner was the General Manager for East Coast Operations for Webvan Group Inc., an Internet retailer.
Mr. Larry C. Hanger joined the Company in 1994 and currently serves as Senior Vice President — Client Services. He served as a Director from December 1997 through February 2004. He served as Vice President — Business Development from November 1997 through April 1999. He served as the Company’s Manager of Business Development from 1994 to November 1997, and was responsible for the management of the telecommunication equipment marketing and service business. From 1979 to 1994, Mr. Hanger served as Project Manager — Third Party Marketing at BellSouth Telecommunications, Inc., a regional telecommunications company, where he managed the marketing program for BellSouth’s network services and was involved in implementing the billing options program for BellSouth with the Company.
Mr. Stephen G. Keaveney joined the Company in March 2013 and currently serves as Chief Financial Officer and Corporate Secretary. Prior to joining the Company, Mr. Keaveney served as the Chief Financial Officer of BeavEx, a national logistics company, a position he had held since September 2010. From January through December 2010, Mr. Keaveney served as Chief Financial Officer of Dutch Gold Resources, a publicly traded gold exploration business. From 2006 through 2009 Mr. Keaveney served as the Chief Financial Officer of Redquartz Developments/Flint Telecom, a private family fund with a diverse portfolio of investments in the real estate, technology and health care industries.
Mr. Edgar L. Ringer joined the Company in 2012 and currently serves as Chief Information Officer. Mr. Ringer most recently served as Chief Information Officer at Metadigm Services and prior to that he served as Vice President of IT at National Envelope Company, Division President at National Linen and Uniform Service, and CIO of National Service Industries.
Ms. Christine A. Herren has been with the Company since 1991 and currently serves as the Senior Director and Corporate Controller. She also served as the Company’s interim Chief Accounting Officer from January 2005 through May 2007. Prior to being promoted to the Corporate Controller position in November 2002, she held the Assistant Corporate Controller position from March 2000 to November 2002 and the General Accounting Manager position from March 1998 to March 2000. Ms. Herren is a certified public accountant.

Beneficial Ownership of the Board of Directors and Executive Officers
The following table sets forth information concerning the beneficial ownership of the Common Stock, which is the Company’s only class of voting stock, at December 3, 2013, by the members of the Board and the executive officers of the Company who beneficially own shares.
To the Company’s knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned.

Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage Beneficially Owned
Scott D. Dorfman	5,839,462	(2)	44.1%
Robert J. Toner	281,171	(3)	2.1%
Larry C. Hanger	226,097	(3)	1.7%
Christine A. Herren	40,000	(4)	*
Bruce V. Benator	76,000	(5)	*
James W. Childs	20,000		*
Thomas J. Marano	75,000	(5)	*
Joel E. Marks	105,000	(6)	*

*
  Denotes less than 1%
(1)
  Beneficial ownership is determined under the rules of the Securities and Exchange Commission. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. For purposes of the above table, as of December 3, 2013, there were 13,245,440 shares of Common Stock outstanding, which number includes restricted shares issued to executives and directors. There are 230,000 options currently exercisable or exercisable within 60 days that are issued to the individuals listed in this table.
(2)
  Includes an aggregate of 165,618 shares owned by: (i) Mr. Dorfman’s wife individually and Mr. Dorfman and Mr. Dorfman’s wife as custodian for the benefit of their children; and (ii) Mr. Dorfman’s brother as trustee for the benefit of Mr. Dorfman’s children.
(3)
  Includes 50,000 shares subject to presently exercisable stock options.
(4)
  Includes 40,000 shares subject to presently exercisable stock options.
(5)
  Includes 30,000 shares subject to presently exercisable stock options.
(6)
  Includes 10,000 shares held by the Marks Family, LLP and 30,000 shares subject to presently exercisable stock options.
Minimum Tenders and Votes; Short-Form Merger; Top-Up Option
The Company is incorporated under the Georgia Business Corporation Code (the “GBCC”).
Short-Form Merger.   Section 14-2-1104 of the GBCC provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case without the approval of the board of directors or the shareholders of the subsidiary corporation (such merger, a “Short-Form Merger”).
In the event the Purchaser owns at least 90% of the outstanding shares of Common Stock following completion of the Offer (including the Contributed Shares and shares issued to Purchaser in connection with the exercise of the Top-Up Option described below), Purchaser and the Company will consummate the transactions contemplated by the Merger Agreement by Short-Form Merger without a vote of the Company’s shareholders.
Minimum Tender Condition.   It is, however, a condition to the Offer that the number of shares of Common Stock (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that would represent (i) at least a majority of the shares of Common Stock outstanding on a fully-diluted basis as of the expiration of the Offer, including in this case the Contributed Shares, and (ii) at least a majority of the shares of Common Stock outstanding on a fully-diluted basis as of the expiration of the Offer, other than the Contributed Shares, which represent all of the shares beneficially owned by Mr. Dorfman.
Top-Up Option.   Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable once upon the terms and subject to the conditions set forth in the Merger Agreement and only after the acceptance by Purchaser of all shares tendered in the Offer, to purchase, at a price per share equal to the Offer Price, a number of newly issued shares of Common Stock (the “Top-Up Shares”) that, when added to the number of shares owned by Parent, Purchaser and their affiliates at the time of such exercise, will constitute no less than one share more than 90% of the shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that in no event will the Top-Up Option be exercisable for a number of shares in excess of the number of authorized and unissued shares not otherwise reserved for issuance for outstanding stock options or other obligations of the Company. According to the Merger Agreement, the Purchaser is required to effect a Short-Form Merger if permitted to do so under the GBCC.
Purchaser may elect to pay the exercise price for the Top-Up Shares either (i) in cash or (ii) by executing and delivering a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares, provided that payment of the aggregate par value of the Top-Up Shares must be in cash. Any such promissory note will bear interest at the rate of 5% per annum and will be payable in full with accrued interest on the one-year anniversary of the closing of the exercise of the Top-Up Option, but may be prepaid, in whole or in part, at any time without premium or penalty. The Top-Up Option is intended to expedite the Merger by permitting it to be consummated as a Short-Form Merger.
Long-Form Merger; Required Vote.   In the event that the Offer is not completed, or if after the Offer is completed Purchaser does not own at least 90% of the outstanding shares of Common Stock (including after giving effect to the Contributed Shares and the exercise of the Top-Up Option), the Merger will only be consummated if the Company’s shareholders have adopted and approved the Merger Agreement at a meeting of shareholders. In the event a shareholder meeting is held, the Merger Agreement will be adopted and the Merger will be approved if (i) at least a majority of the outstanding shares vote in favor of adopting the Merger Agreement and approving the Merger and (ii) at least a majority of the outstanding shares (excluding all shares beneficially owned by Mr. Dorfman) vote in favor of adopting the Merger Agreement and approving the Merger.
Regulatory Approvals
General.   Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.
Antitrust.   The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.
On November 27, 2013 each of the Parent and the Company filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of shares pursuant to the Offer and the Merger. The filings will be subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period will expire at 11:59 p.m., Eastern standard time, on December 12, 2013, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the

Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern standard time, on the tenth day after substantial compliance by Parent and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment shares of Common Stock tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.
The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of shares pursuant to the Offer and the Merger. At any time before or after the Purchaser’s acquisition of shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares pursuant to the Offer or otherwise seeking divestiture of shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Parent relating to the businesses in which Parent and its subsidiaries are engaged, the Company believes that the acquisition of shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.
If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. The Merger Agreement does not require Parent or Purchaser to, and neither the Company nor its subsidiaries may, without Parent’s consent, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent or its affiliates, the Company or any of their respective subsidiaries. Nor are Parent or its subsidiaries obligated to contest any proceeding or appeal any order issued, granted or entered by any governmental entity challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the transactions contemplated by the Merger Agreement, including any proceeding or order arising under Antitrust Laws.
As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
Dissenters’ Rights
Holders of the shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the shares at the effective time of the Merger will have certain rights under the provisions of Article 13 of the GBCC, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Dissenting shareholders of the Company that comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares. The value so determined could be more or less than the Offer Price.
The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Georgia law and is qualified in its entirety by reference to Georgia law, including without limitation, Article 13 of the GBCC.
Financial Forecasts
The Company does not as a matter of course make public projections as to future performance, earnings or other results. However, the Company provided a financial forecast to potentially interested parties in the strategic process during July to October 2013 (the “Initial Financial Forecast”) covering the fiscal years ending December 31, 2013 through 2017, and subsequently provided an updated financial forecast for those years reflecting the Company’s improved financial results to all the participants then remaining in the process beginning in mid-October 2013, and to Harris Williams for use in connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis (the “Updated Financial Forecast,” and together with the Initial Financial Forecast, the “Financial Forecasts”). Summaries of the Initial Financial Forecast and the Updated Financial Forecast are set forth below.
Except as described below, the Financial Forecasts do not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Merger Agreement or the transactions contemplated thereunder.
The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts, nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability.
Furthermore, the Financial Forecasts:
•
  while presented with numerical specificity, necessarily are based on numerous assumptions, many of which are beyond the Company’s control, including industry performance, sales volume generated by the Company’s customers, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, and may not prove to have been, or may no longer be, accurate;
•
  also reflect assumptions as to certain business decisions that are subject to change;
•
  do not necessarily reflect revised or updated prospects for the Company’s business, changes in general business, economic, regulatory, market and financial conditions, changes in generally accepted accounting principles during the periods covered by the Financial Forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Forecasts were prepared; and
•
  are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below.
Moreover, since the Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The reliability of the Financial Forecasts is also negatively affected by the Company’s customer concentration, which tends to amplify the effect of the loss or gain of a significant customer.
The inclusion of the summaries of the Financial Forecasts in this Statement should not be regarded as an indication that any of the Company or its affiliates or representatives considered or consider the Financial Forecasts to be predictive of actual future events, and the Financial Forecasts should not be relied upon as such. None of the Company or its affiliates or representatives can give you any assurance that actual results will not differ from the Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date the Financial Forecasts were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Financial Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the Financial Forecasts.
The summaries of the Financial Forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties. The Financial Forecasts are also “forward-looking statements” as described in Item 8 of this Statement, and are subject to the additional risks and uncertainties described therein.
In light of the foregoing factors and the uncertainties inherent in the Financial Forecasts, shareholders are cautioned not to place undue, if any, reliance on the summaries of the Financial Forecasts appearing below.
The summaries of the Initial and Updated Financial Forecasts are set forth in the following tables:
Initial and Updated Financial Forecast Summary

	2013	2014	2015	2016	2017
	(in millions)
Initial Financial Forecast
Revenues	$121.0	$134.0	$148.7	$164.8	$182.5
Cost of revenues	68.3	75.7	84.3	93.7	103.9
Operating expenses	46.6	49.3	50.8	52.9	55.1
Adjusted EBITDA	12.2	14.6	19.3	24.5	30.1
Updated Financial Forecast
Revenues	$127.2	$143.5	$159.4	$176.7	$195.7
Cost of revenues	71.5	80.3	89.1	98.6	109.1
Operating expenses	49.0	51.2	53.4	55.9	58.5
Adjusted EBITDA(1)	12.9	17.5	22.7	28.5	35.0

(1)
  In connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis, Harris Williams utilized EBITDA from the Updated Financial Forecast on an unadjusted basis. The difference between Adjusted EBITDA (as defined below) and unadjusted EBITDA in the Updated Financial Forecast is that Adjusted EBITDA subtracted the amounts set forth in the rows labeled “Public company costs avoided” and “2013 costs & recurring acquisition savings” from unadjusted EBITDA.
EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is not a financial measure pursuant to U.S. generally accepted accounting principles (GAAP). The Company does not routinely report EBITDA. EBITDA has limitations as an analytical tool. Some of these limitations are:
•
  EBITDA does not reflect the Company’s cash capital expenditures, or future requirements for capital expenditures, or contractual commitments;
•
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;
•
  EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness; and
•
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA is presented above because it was presented to potentially interested parties in the strategic process. EBITDA in the Financial Forecasts presented to potentially interested bidders was adjusted by adding back certain estimated public company and other costs over the period that were expected to be avoided if the Company were to be acquired, as well as certain nonrecurring 2013 estimated expenses (as so adjusted, “Adjusted EBITDA”).
You should not consider Adjusted EBITDA as an alternative to, or more meaningful indicators of, the Company’s operating performance or liquidity than the Company’s financial measures determined in accordance with GAAP as set forth in its periodic reports filed with the SEC. Moreover, other companies in the Company’s industry may calculate Adjusted EBITDA differently.
Reconciliations of Adjusted EBITDA to the most directly comparable GAAP financial measure, net income, are set forth below. Please note that projected net income was not provided to any potentially interested party or Harris Williams. The following reconciliations are subject to the same cautionary statements and limitations set forth above with respect to the Financial Forecasts.
Reconciliation of Forecasted Adjusted EBITDA to Net Income

	2013	2014	2015	2016	2017
	(in thousands)
Initial Financial Forecast
Adjusted EBITDA	$12,178	$14,594	$19,293	$24,481	$30,120
Depreciation & amortization	4,221	4,516	4,607	5,113	5,666
Public company costs avoided	467	467	467	467	467
2013 costs & recurring acquisition savings	1,359	583	583	583	583
Interest Expense	345	345	345	345	345
Net income	$5,786	$8,683	$13,291	$17,973	$23,059
Updated Financial Forecast
Adjusted EBITDA	$12,923	$17,483	$22,692	$28,474	$34,981
Depreciation & amortization	3,965	4,395	4,726	5,241	5,807
Public company costs avoided	462	462	462	462	462
2013 costs & recurring acquisition savings	1,419	644	644	644	644
Transaction costs expensed in 2013	351	—	—	—	—
Interest Expense	304	345	345	345	345
Net income	$6,422	$11,637	$16,515	$21,782	$27,723
In connection with Harris Williams’ discounted cash flow analysis performed in relation to rendering its fairness opinion, unlevered free cash flow estimates for the years 2014 to 2017 were derived by adjusting the EBITDA forecasts prepared by the Company and made available to Harris Williams to calculate the Company’s adjusted EBIAT, or adjusted earnings before interest and after provisional tax expense, which was further adjusted to add back depreciation and amortization and subtract capital expenditures and changes in net working capital. The provisional tax expense is offset by the utilization of net operating losses, which were estimated to be $48 million as of December 31, 2013. The unlevered free cash flow estimates were based entirely on projections and estimates prepared by the Company and were reviewed and approved by the Company’s management for Harris Williams’ use in connection with its financial analysis and rendering its fairness opinion. Harris Williams did not independently prepare any forecasts or estimates. The unlevered free cash flow estimates are summarized below.
Unlevered Free Cash Flows

2014	2015	2016	2017
(in thousands)
$9,247	$15,976	$20,025	$15,857

The Purchaser’s Designation of Persons to be Elected to the Board
Pursuant to the terms of the Merger Agreement, promptly after the Offer closing, and at all times thereafter, subject to applicable laws, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Purchaser pursuant to this sentence), multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent and Purchaser bears to the total number of shares of Common Stock then outstanding.
Pursuant to Rule 14f-1 under the Exchange Act, if any persons are to be elected or designated as directors pursuant to the foregoing provision of the Merger Agreement (otherwise than at a meeting of shareholders), and the persons so elected or designated will constitute a majority of Board, then, not less than ten days prior to the date any such person take office, the Company must file with the SEC and transmit to all shareholders certain specified information, including biographical information about the designees. The Company will comply with this rule within the specified time periods if required to do so.
State Takeover Statutes
A number of states (including Georgia, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.
Pursuant to Georgia law, the Company has not elected in its bylaws to be subject to two such statutes, the “fair price” provisions of GBCC Sections 14-2-110 through 14-2-1113 and the “business combinations with interested shareholders” provisions of GBCC Sections 14-2-1131 through 14-2-1133, and, as such, they are inapplicable to the Merger.
In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.
Sections 1707.01, 1707.041, and 1707.042 of the Ohio Revised Code (collectively, the “Ohio Control Bid Statute”) regulate tender offers for any equity security of a “subject company” from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a “Control Bid”). The Company may be considered a “subject company” as defined in the Ohio Control Bid Statute because (i) it may own or control assets within Ohio with a fair market value of at least $1 million and (ii) more than 10% of its beneficial or record shareholders may be Ohio residents, or more than 10% of its outstanding shares may be owned beneficially or of record by Ohio residents. The Ohio Control Bid Statute does not require that a subject company be incorporated in Ohio.
Without admitting the Ohio Control Bid Statute is applicable, or that it is valid under the U.S. Constitution, Purchaser has informed the Company that it is filing Form 041, Filing of Information Pertaining to a Control Bid, with the Ohio Division of Securities (the “Ohio Division”) concurrently with the commencement of the Offer. The filing must be accompanied by information to be delivered to offerees in the Offer, including the Schedule TO and this Statement.
Within five calendar days of such a filing, the Ohio Division may, by order, summarily suspend the continuation of a Control Bid if it determines that the offeror has not provided all of the specified information or that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid. If the Ohio Division summarily suspends a Control Bid, it must schedule and hold a hearing within ten calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Control Bid Statute has not been provided by the offeror, that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the Control Bid by filing new or amended information pursuant to the Ohio Control Bid Statute.
Neither the Company nor the Purchaser has attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Company reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. If any such laws become or are deemed to be applicable to the Company, Parent, Purchaser or the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective boards of directors are obligated under the Merger Agreement to grant such approvals and take such actions as are necessary so that the transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such laws inapplicable. If such actions cannot be taken, Purchaser may not be obligated to accept for purchase, or pay for, any shares tendered.
Cautionary Note Regarding Forward-Looking Statements
The Financial Forecasts (including the related reconciliations), statements in this Statement regarding the proposed transaction between affiliates of Sterling and the Company, the expected timetable for completing the transaction and the potential benefits of the transaction, and other statements in this Statement about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. The Company has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. The Company cautions that a number of risks, uncertainties and other important factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Company shareholders will tender their shares of Common Stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including because a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the Offer and the Merger; satisfaction of various other conditions to the completion of the Offer and the Merger contemplated by the Merger Agreement; the risk that affiliates of Sterling will not perform their obligations under the Merger Agreement; the Company’s reliance on a small number of major clients; risks associated with the terms and pricing of the Company’s contracts; the effect on the Company of economic downturns; risks associated with the fluctuations in volumes from the Company’s clients; risks associated with upgrading, customizing, migrating or supporting existing technology; risks associated with competition; and the other risk factors set forth from time to time in the Company’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

Item 9.
  Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 4, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Press Release issued by Innotrac Corporation on November 14, 2013 (incorporated by reference to the Schedule 14D-9C filed by Innotrac Corporation on November 15, 2013 (one of two)).
(a)(5)(B)
Letter to Customers from the Chief Executive Officer of Innotrac Corporation, dated November 15, 2013 (incorporated by reference to the Schedule 14D-9C filed by Innotrac Corporation on November 15, 2013 (two of two) (the “Schedule 14D-9C”)).

(a)(5)(C)	Letter to Employees from the Chief Executive Officer of Innotrac Corporation, dated November 15, 2013 (incorporated by reference to the Schedule 14D-9C).
(a)(5)(D)	List of Frequently Asked Questions sent to employees of Innotrac Corporation (incorporated by reference to the Schedule 14D-9C).
(e)(1)
Agreement and Plan of Merger, dated as of November 14, 2013, among Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub., Inc. and Innotrac Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Innotrac Corporation on November 15, 2013 (the “Form 8-K”)).

(e)(2)
Equity Financing Commitment Letter, dated November 14, 2013, from Sterling Capital Partners IV, L.P. to Blue Eagle Holdings, L.P. and Innotrac Corporation (incorporated by reference to Exhibit 2.2 to the Form 8-K).

(e)(3)
Support Agreement, dated November 14, 2013, between Innotrac Corporation, Mark E. Dottore, as the Court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, and IPOF Fund II, L.P., and Blue Eagle Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K).

(e)(4)
Contribution and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings L.P., Scott D. Dorfman and Other Investors Named Therein (incorporated by reference to Exhibit 10.2 to the Form 8-K).

(e)(5)	Amended and Restated Aircraft Lease, dated November 14, 2013, by and between SDD Holdings, Inc. and Innotrac Corporation (incorporated by reference to Exhibit 10.3 to the Form 8-K).
(e)(6)	Amended and Restated Employment Agreement dated November 14, 2013 between Innotrac Corporation and Scott D. Dorfman (incorporated by reference to Exhibit 10.4 to the Form 8-K).

Exhibit No.	Description
(e)(7)	Amended and Restated Employment Agreement dated November 14, 2013 between Innotrac Corporation and Robert J. Toner (incorporated by reference to Exhibit 10.5 to the Form 8-K).
(e)(8)	Amended and Restated Employment Agreement dated November 14, 2013 between Innotrac Corporation and Larry C. Hanger (incorporated by reference to Exhibit 10.6 to the Form 8-K).
(e)(9)	Employment Agreement dated November 14, 2013 between Innotrac Corporation and Stephen G. Keaveney (incorporated by reference to Exhibit 10.7 to the Form 8-K).
(e)(10)	Employment Agreement dated November 14, 2013 between Innotrac Corporation and Edgar L. Ringer (incorporated by reference to Exhibit 10.8 to the Form 8-K).
(e)(11)
Subscription and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings, L.P. and Robert Toner (incorporated by reference to Exhibit 7.07 to the Schedule 13D filed by Blue Eagle Holdings, L.P. and other filing persons on November 25, 2013 (the “Schedule 13D”)).

(e)(12)	Subscription and Support Agreement, dated November 14, 2013, between Blue Eagle Holdings, L.P. and Larry Hanger (incorporated by reference to Exhibit 7.06 to the Schedule 13D).
(e)(13)	Confidentiality Agreement dated August 8, 2013 between Sterling Capital Partners IV, L.P. and Innotrac Corporation.
(e)(14)	Portions of Innotrac Corporation’s Proxy Statement Related to its 2013 Annual Meeting of Shareholders filed on April 29, 2013.
Annex A — Harris Williams Fairness Opinion dated November 14, 2013

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INNOTRAC CORPORATION
Date: December 4, 2013	By:	/s/ Stephen G. Keaveney
	Name:	Stephen G. Keaveney
	Title:	Chief Financial Officer and Secretary

Annex A

The Special Committee of the Board of Directors Innotrac Corporation 6465 East Johns Crossing Johns Creek, Georgia 30097	November 14, 2013
Members of the Special Committee:
We understand that Innotrac Corporation, a Georgia corporation (the “Company”), is considering a transaction (the “Transaction”) pursuant to an Agreement and Plan of Merger dated November 14, 2013 (the “Merger Agreement”), among the Company, Blue Eagle Holdings, L.P., a Delaware limited partnership (the “Parent”) and Blue Eagle Acquisition Sub, Inc., a Georgia corporation and wholly-owned subsidiary of Parent recently formed for the purpose of consummating the Transaction (the “Purchaser”). We further understand that in connection with the Transaction, aggregate cash consideration of $8.20 per share (the “Consideration”) will be paid to the holders of the Company’s outstanding $0.10 par value common stock, other than shares owned by the Company and its subsidiaries or shares as to which dissenters’ rights will be perfected at the close of the Transaction and other than certain shares held by Scott Dorfman and other members of management that will be converted into shares of the Parent (as so limited, the “Shareholders”).
You have asked our opinion as to the fairness, from a financial point of view, of the Consideration to be paid in the Transaction to the Shareholders of the Company.
In arriving at our opinion we have (i) relied upon certain due diligence performed by us; (ii) reviewed and analyzed, among other things, the Merger Agreement and other transaction documents referred to therein; (iii) held discussions with certain senior officers, directors, and other representatives of the Company concerning the business, operations, and prospects of the Company; (iv) examined certain business and financial information relating to the Company which was provided by Company management, including the Company’s historical and projected earnings, capitalization, and financial condition; (v) analyzed certain financial, stock market, and other publicly available information relating to the business of other companies with operations that are generally comparable to the Company; (vi) considered, to the extent publicly available, the financial terms of certain other recent mergers and acquisitions which were generally comparable to the Transaction; and (vii) considered such other financial, economic, and market criteria, and conducted such other analyses and examinations as we deemed necessary or appropriate to arrive at our opinion.
In rendering our opinion, with your consent we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information used by us, including information publicly available, or furnished to or otherwise discussed with us by the Company, its representatives and its advisors. With respect to financial forecasts and other information provided to or otherwise discussed with us by the Company, its representatives and its advisors, we have assumed, upon advice of the Company, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of the Company and that the Company will perform substantially in accordance with such forecasts. We have not made nor been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made comprehensive physical inspection of the properties or assets of Company. We were not requested to address, and our opinion does not address, the Company’s underlying business decision to pursue the Transaction. We have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company. In addition, we express no opinion as to the
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fairness of the amount or nature of any compensation to be paid to the Company’s officers, directors and employees in connection with the Transaction relative to the Consideration to be paid to the Shareholders. Our opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to us or as are existing and can be evaluated by us as of the date hereof. We have further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver or amendment.
We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services that is contingent upon the consummation of the Transaction. We have been paid a separate fee for this opinion that is not contingent upon consummation of the Transaction, but such fee will be credited against the fee that is payable to us if the Transaction is consummated. Additionally, the Company has agreed to indemnify us for certain liabilities and reimburse us for any out-of-pocket expenses associated with analyzing the Transaction and rendering our opinion, subject to certain limitations.
This opinion letter has been approved for issuance by our fairness opinion committee. Our opinion is intended and provided solely for the use of the Special Committee of the Board of Directors of the Company in its evaluation of the Transaction and for no other purpose. Our opinion is not intended to be and does not constitute a recommendation to the Board of Directors of the Company or any shareholder of the Company as to how to vote with respect to the Transaction. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to us be made, in whole or in part, without our prior written consent.
Based upon and subject to the foregoing and based upon such other matters as we consider relevant, our experience as investment bankers, and our work as described above, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders of the Company.
Sincerely,
Harris Williams LLC d/b/a
Harris Williams & Co.

By:	/s/ Jason Bass
Jason Bass
Managing Director
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